UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

China Ginseng Holdings, Inc.
(Exact name of registrant as specified in its charter)

Nevada	20-3348253
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

64 Jie Fang Da Road Ji Yu Building A, Suite 1208 Changchun City, China	130022
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone (01186) 43185790039

SEC File Number:  000-54072

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act:  Common Stock, $.001 par value

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company.

Large accelerated filer ☐	Accelerated Filer ☐

Non-accelerated filer ☐	Smaller reporting company ☐

Item 1. Business.

Our Company

China Ginseng Holdings, Inc. was incorporated on June 24, 2004 in the State of Nevada.  Since our inception in 2004, we have been engaged in the business of farming, processing, distribution and marketing of fresh ginseng, dry ginseng, ginseng seeds and seedlings. In March 2008, we acquired Tonghua Grape Planting Co., and started to plant mountain grapes.  Starting August 2010, we have gradually shifted our business from farming to producing ginseng juice and wine with our crops as raw materials.  Through leases, we control 3,705 acres of land approved by the Chinese government for ginseng planting and approximately 750 acres of grape vineyards which are harvested annually.

Our Organizational Structure

Below is a chart of our current organizational structure:

Yanbian Huaxing Ginseng Industry Co. Limited (“Yanbian”) – Ginseng farming and sales

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On November 24, 2004, we acquired a 55% interest in Yanbian Huaxing Ginseng Industry Co. Limited from Huaxing Ginseng Industry Co, Ltd. for $200,000.   Subsequently in August, 2005, we acquired the remaining 45% interest from Huaxing Ginseng for $164,000.  The price was determined based upon the registered capital of Yanbian of $364,000 in China.  In October 2005, we increased the registered capital of Yanbian by putting in an additional $250,000 in order to meet the requirement for foreign owned enterprise requirement.  We received a certificate of approval issued by the Chinese government certifying Yanbian as a Foreign-Owned Enterprise wholly-owned by us.

Jilin Ganzhi Ginseng Products Co. Ltd. (“Ganzhi”) - Producing Canned Ginseng Juice.

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On August 24, 2005, we acquired a 100% interest in Jinlin Ganzhi Products Co. for $95,691 and subsequently on September 26, 2007 and August 31, 2008 we invested $50,000 and $20,000 respectively into Ganzhi.

Tonghua Linyuan Grape Planting Co. (“Tonghua”) – Growing grapes and producing wine

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On March 31, 2008, we acquired a 100% ownership of Tonghua Linyuan Grape Planting Co. for the issuance 6,155,000 shares of common stock of the Company.  The price was determined by arm’s-length negotiations based upon the appraised net asset value of Tonghua at the time of acquisition which was approximately $1,332,248.  We signed the Tonghua acquisition agreement on April 12, 2007, but the transaction was not closed until March 31, 2008.

When we acquired Tonghua, it was in debt as a result of a loan of $292,942 to Ji’An Qingshi Credit Cooperatives; therefore, we are responsible for paying back the loan. The principal terms of the loan are as follows:

1.	Type of Loan: Short Term Agriculture Loan, secured by all assets of Tonghua until the loan is repaid

2.	Loan Purpose: Planting

3.	Loan Amount: Principal of 2,000,000 RMB [ about USD $292,942] with an annual interest of 6.325%

4.	Loan Period: From February 4, 2002 to February 4, 2003; Repayment due date was February 4, 2003

Until now, we have not paid any principal or interest of the loan, however, Ji’An Qingshi Credit Cooperative verbally agreed in March 2008  not to call the loan. The material terms for the verbal agreement are: No principal or interest payments are required to be made until the Company is generating profits and  interest continues to accrue until we repay the loan.   Nevertheless, as we have pledged all of the assets of Tonghua as security for the loan and we had a net loss of $648,727 for the year ended June 30, 2010, if we continue operation without generating net income, Ji’An Qingshi might revoke the oral agreement and call the loan which might lead to a close of the entire business and operations of Tonghua.

Jinlin Huamei Beverage Co. Ltd (“Huamei”) - Marketing of all of our products

☐	Jinlin Huamei was incorporated by us on October 19, 2005 as a foreign investment company in China. The registred capital of Huamei is $200,000.

Our Business:

General

Our business in China is currently conducted through the above four wholly owned subsidiaries located in Northeast China, the current operational status of each of these businesses as of the date of this filing  is as follows:

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Yanbian: In the past, our revenue was mainly from the sales of ginseng produced and sold by Yanbian before we shifted our business focus in August 2010 to canned ginseng juice and wine and started to store fresh ginseng for producing canned ginseng juice. However, this shift of business focus will not affect Yanbian’s operation, it will continue to plant ginseng as raw material for canned ginseng juice and sell ginseng not qualified to be used for canned ginseng juice;

•
Ganzhi : Ganzhi has been processing fresh ginseng and started producing canned ginseng in the quarter ended December 31, 2010 and the revenue will be reflected in the Form 10-Q we are going to file for the three months ended December 31, 2010;

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Tonghua: Tonghua operates our vineyards to grow and crush the grapes and reserve grape juices for wine production. Tonghua plans to start wine production in March, 2011 and sales in April, 2011. In November 2010, Tonghua signed a binding agreement with a wine distributor and we expect Tonghua to generate revenue once it starts sales of wine;

•
Huamei:  Huamei operates as a sale department for canned ginseng juice and wine. Our market promotion and penetration of canned ginseng juice and wine is conducted by Huamei and  all of our distribution agreements for sales of our canned ginseng juice and wine are signed through Huamei.

As of the date of this filing, each of our four subsidiaries operates as an essential part of our integrated business and  all of our businesses are operational.

Previously, through Yanbian, we focused on the farming, processing, distribution and marketing of Asian and American Ginseng and related byproducts in the following varieties:

•	Fresh Ginseng: For pharmaceutical, health supplement, cosmetic industry and fresh consumption.
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•	Dry Ginseng: Dried form for pharmaceutical and, health supplement consumption.
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•	Ginseng Seeds: Selling of ginseng seeds.
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•	Ginseng Seedling: Selling of ginseng seedling.

We obtained 20 years land use rights to 3,705 acres of land approved by the local government for Ginseng growing on June 12, 2005 and we have developed 3% of the land resources.

Since August 2010, we have gradually shifted our business focus from direct sales of ginseng and ginseng byproducts to production and sale of canned ginseng juice and wine. We have started reserving most of the ginseng produced by Yanbian for use in the planned production of canned ginseng juice and grape juice produced by Tonghua for use in the planned production of wine. Meanwhile, as there is higher standard for ginseng used in canned ginseng juice, we are able to sell  ginseng produced by Yanbian which is not qualified for use in canned ginseng juice to the market through Yanbian. In addition, if we receive large orders for ginseng and/or ginseng byproducts, we will directly purchase ginseng and/or ginseng byproducts from the market if we can get a lower price of the products. However, this only accounts for a small portion of our revenue which is generated on order-to-order basis and conditioned on whether  we can get a lower price for such demanded products in the market.

Through Ganzhi, we are  producing two types of canned ginseng juice.

•	Ganzhi Asian Ginseng Beverage
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•	Ganzhi American Ginseng Beverage

In 2008, we started storing fresh ginseng as a raw material in a rented refrigerated warehouse.  We purchased a production factory of ginseng beverage  for total consideration of 9,000,000 RMB under a written contract dated March 2, 2010.  We paid 500,000 RMB (about USD $75,207) on June 24, 2010; obtained an 8 million RMB (about USD $1,203,312 ) bank loan to pay the seller on November 8, 2010; and paid 100,000 RMB (about USD $15,041) in December, 2010.  The remaining balance 400,000 RMB (about USD $60,167 ) should be  paid off by end of June 2010 pursaunt to the written contract, however, we have obtained oral consent from the seller to extend the due date to December 31, 2011. Nevertheless, if we are unable to pay off the remaining balance by December 31, 2011 and obtain a further extension from the seller or the seller revoke its oral consent of extension, the seller has the right to repossess the warehouse, confiscate the deposit paid to the seller and we will be liable to compensate the seller for an amount equivalent to 6 month’s rental expenses for using the warehouse. The principal terms of the written contract are as follows:

•	Parties: Meihekou City Hengyide Warehouse Logistics Co., Ltd. (“Meihekou”) and Ganzhi Ginseng Products Co Ltd & China Ginseng Holdings, Inc. (collectively “Ginseng.”)

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Meihekou and Ginseng shall go to the PRC auction company Jilin Mingshi Auction Co. Ltd. together to apply for the change of the purchaser’s name from Meihekou to Ginseng. The application fee is borne by Ginseng.

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All details/content of the location, land area and facilities that to be acquired originally by Meihekou are remain unchanged. The amount of the consideration of RMB 9,000,000 (about USD$1,353,726 )  and the agency commission that was  to be originally paid by Meihekou  shall remain unchanged and payment shall be made by Ginseng to Meihekou.

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Payment method: This agreement became effective upon date of signing, Ginseng shall pay  Meihekou of RMB 500,000 (about USD $75,207) before 20 March 2010, the remaining balance shall be repaid in full by June 30, 2010.

•	Meihekou shall waive the rental expenses incurred by Ginseng for using the premise for the period from January 2010 to Feburary 2010.

•
If the remaining balance is not settled within June 2010, Meihekou has the right to repossess the premise and confiscate the deposit paid to Meihekou. And Ginseng is liable to compensate Meihekou for an amount equivalent to 6 month’s rental expenses for using the premise.

Ginseng has not paid off the remaining balance of 400,000 RMB (about USD $60,167) till now, however, Meihekou has orally agreed to extend the due date of the payment to December 31, 2011

In addition to canned ginseng guice, we have started to focus on wine production.  We have already grown and crushed the grapes from our vineyards and have the juices reserved.  We plan to start wine production in March, 2011 and sales in April, 2011. We have contracted for the production of the wine.  According to the contract, we shall provide Tonghua Jinyuanshan Winery with grape juice, bottling supplies and packaging supplies; pay Jinyuanshan Winery RMB 1 (about USD $0.15)  per bottle for processing red wine and RMB 1.5 (about USD $0.22) per bottle for processing ice wine.   All of our products will be sold through Huamei. Though we have not generated any revenues from this line of business, we expect to have sales and revenue in April, 2011.

We generated $736,651 and $1,297,575 in revenues for our fiscal years ended June 30, 2010 and 2009 respectively.  For the year ended June 30, 2010, our sales and principal customers were as follows:

	Yanbian	Tonghua	Percent of Total Revenues
Yisheng Foreign Trade Company	$156,747.02		23%
Wang Linqing	$55,097.55		8%
Heilongjian Mulin Forestry Bureau	$56,192.14		8%
Heilongjian YiKangYuan trade company	$105,255.45		15%
Wang Chunjiang	$131,495.64		20%
Xu Hong Yi	$113,080.33		17%
Others	$60193.88		9%
Total Ginseng Revenue	$678,062		100%
Shenyang Kang Da Fruit Wholesale Co.		$58,589	100%
TOTAL Grape Revenue		$58,589	100%

However, as we have recently begun to shift the focus of our business from sale of ginseng to canned ginseng juice and wine which are currently in the initial stage, there is no assurance that there will sufficient demands for our beverage and wine to allow us to operate profitably in the short term. Accordingly, past revenues and other financial results will not provide a meaningful basis for future performance given the material change in our business.

Principal Executive Office:

Our principal executive offices are located at  64 Jie Fang Da Road, Ji Yu Building A, Suite 1208, Changchun City, China, Tel: (86) 43185790029.  Our  website is  www.chinaginsengs.com.

Sections of Our Business

Ginseng Production

Sales of Ginseng

We sold ginseng products through oral agreements with distributors. We have no written agreements with distributors.

During the fiscal year ended June 30, 2009, the following distributors accounted for the following approximated percentages of sales of our product:

• Anguoxinglong Herbal Medicine Company	44%
• Hebei Yuanfa Pharmaceuticle	11%
• Wong Peng Yu	11%
• Tong Hua Lin Yuan	8%
• Liu Jia Ming	6%
• Wang Jia Hong	5%

During the fiscal year ended June 30, 2010, the following distributors accounted for the following approximated percentages of sales of our product:

• Yisheng Foreign Trade Company	23%
• Wang Linqing	8%
• Heilongjiang Mulin Forestry Bureau	8%
• Heilongjian Yikang Yuan Trade Co.	15%
• Wang Chunjiang	20%
• Xu Hong Yi	17%
• Others	9%

Beginning in September 2010, we began reserving fresh ginseng as raw material to produce canned giseng juice and we are no longer selling fresh ginseng or dry ginseng directly to the market except such portions of our product that are not qualified for use in our canned ginseng juice. Thus, our ginseng sales have been significantly reduced, resulting in a significant decrease in revenues. However, we anticipate such a decrease is only temporary and that we will be able to increase our revenue and generate net income once we start sales of canned ginseng juice.

Sources and Availability of Raw Materials

Ginseng can only be cultivated under severely limited conditions demanding the almost perfect combination of terrain, altitude, and temperature.  The growth cycle requires 5-6 years and, once harvested, the land can not be used again for ginseng planting for at least 25-30 years.  Because the suitable lands for ginseng farming are very limited, the key to success in this industry is to control suitable land, as well as to continually develop techniques to increase production per acre.

We have been granted land use rights to 1,500 hectares (about 3705 acres) of land resources for ginseng planting by the local government.  Currently, we have developed about 3% of our land resources.

With regard to this 3% of our land resources we developed, we have hired our own employees to plant ginseng on part of the lands. Meanwhile, we have executed agreements with a number of local farmers to grow, cultivate and harvest Ginseng utilizing the remaining portion of the land resources.  Approximately 27.5% of our ginseng needs comes from the product which grow on the 3% of developed land. The farming contracts commenced in January 2008.  In connection with these agreements, we (1) lease sections of the Ginseng land to the farmers at approximately $1.5 (10 RMB) per square meter yearly, (2) provide the seeds and fertilizer to the farmers and clears the land of large debris. These costs are capitalized by the Company and included in the Ginseng Crop inventory, (3) pay the farmers a management fee of approximately $0.50 (4.00 RMB) per square meter and the farmers are required to produce Ginseng for each square meter that they manage. After harvest, we pay the farmers the market price, which is the price at which other non-affiliated purchasers purchase similar ginseng from other farmers, for their Ginseng.  If the harvest is below 2 kg per square meter, the difference will be deducted from the total payment for Ginseng purchased. If the harvest produces more than 2 kg per square meter, we pay $3.00 for every extra kg.  In fiscal year 2009, we purchased approximately 72.5% of our needs from farmers.

The Company has recorded a receivable from the farmers for the rental income of the leased Ginseng land grants of $157,665 and $105,110 at June 30, 2010 and 2009, respectively.  The Company has also recorded a long-term payable-farmers for the management fee due to the farmers. The liability at June 30, 2010 and 2009 was $420,440 and $280,293, respectively.  The receivable and liability balances for the respective areas will be settled at harvest time when the Company purchases the harvest at the current market value for Ginseng.

With our own land and these agreements with the farmers, we believe we have sufficient supply for anticipated future needs for ginseng products and canned ginseng juice.  If we need additional supply in the future, we believe we can negotiate additional agreements with other farmers in the area.

Inventory

Almost all of our ginseng is currently reserved for use by us in the manufacture of ginseng juice. Fresh ginseng can be placed in refrigerated storage for two years and still be used in the production of ginseng beverages.

Seasonality

Sales of ginseng products are seasonal, with most customers placing orders in the first and fourth quarter in any year as our ginseng is harvested in autumn, after necessary processing procedures, it is be available for sale in winter.  However, as we no longer sell these products to any significant extent, seasonality is no longer an issue.

Canned Ginseng Juice

We are selling the following two products:

	• Ganzhi Ginseng Beverage, Approval No. State Food & Drug Administration G20090249
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	• Ganzhi American Ginseng Beverage, Approval No. State Food & Drug Administration G20090208

To produce canned ginseng juice, we take ginseng juice extracted from fresh ginseng as the main material plus natural extracts like xylitol, citric acid and steviosides as subsidiary ingredients.  We have farming technician periodically inspect farmers to ensure they follow our growing guidelines to control the quality of the fresh ginseng.  We use low residue pesticide and biodegradable fertilizer for ginseng planting. And we use xylitol instead of sugar to lower calories.  Further, products made with xylitol do not cause a sour taste.

Currently, there are about 10 kinds of ginseng drinks on the market; all of them are imported from Korea.  The price range for those products is 4 –30 RMB per can (about USD $0.60-$ 4.51).

The most important component of ginseng is ginsenoside. Based upon reading of competitor labels, all of their ginseng drinks are produced by blending after extracting ginsenosides through chemical methods. The extraction for ginsenosides will cause damage to its nutritional components.  Our technology is different from that traditional method.  We squeeze out the natural juice from fresh ginseng.

The reason dirct squeezing is not commonly used in canned ginseng juice is that it needs fresh ginseng as a raw material and preservation of fresh ginseng is very difficult. Fresh ginseng  rot very fast.  The harvest time concentrates in September and October, a fairly short period. After that, one can only buy dried ginseng from market such as sun-dried ginseng from which we cannot squeeze juice. However, our drink formula enables us to use refrigerated ginseng as raw material to produce canned ginseng juice and still able to maintain its freshness in final products  The drink formula for our ginseng beverages is a registered patent approved by the Chinese government, patent number ZL 03111397.6.  This patent was issued on January 23, 2008 and expires 20 years after issuance.

This is why we store our fresh ginseng in refrigerated warehouse space. We are currently renting a refrigerated warehouse (-20 C degree) to store all fresh ginseng inventory necessary for production of the ginseng beverages.   Monthly rent for refrigerated warehouse is  RMB 4,500 (about  USD $676.86) . We commenced production in August 2010 and sales in October, 2010 which will be reflected in our financial statement for the three months ended December 31, 2010. We initiated our sales of canned ginseng juice  in China and we currently do not have any intention to expand to oversea markets. Our Ganzhi Ginseng beverage costs approximately $2.21 per 1600 ml bottle and our American ginseng beverage will cost approximately $2.66 per 1600 ml bottle.  However, as we are in the initial stage of ginseng beverage business, we cannot essure the demands for our ginseng beverage will be profitable in the short term and there is no guarantee that we will be able to generate the revenue with ginseng beverage business.

We own the production plant.  The plant is certified by the Chinese government as a Good Manufacturing Process facility, which is required for our production of these products.  Good Manufacturing Process standards cover organization and personnel, building and facilities, equipment, materials, hygiene and sanitation, validation, documentation, production management, quality management, production distribution and recall, complaints and adverse reactions report, and self-inspections.

Distribution Methods

There are 667 cities in China, we plan recruit one general distributor for canned ginseng juice in each city through Huamei.  The general  distributor can recruit the second level distributors.   Addition to recruiting general distributors, in some major cities, Huamei will establish sale branch offices to facilitate the local sales. Our direct sale will target at customers of high end retailers such as supermarkets, pharmacies, hotels, gift shops, entertainment centers, tourists attractions, airport and high speed trains, etc.

We have started negotiating distribution and sales agreements with potential general distributors. We are using a form  of distribution agreement  for general distributors, however, the terms might differ based on the negotiation we have with each distributor. As of the date of this filing we have signed 10 distributors through Huamei. The form of the distribution agreement is incorporated herein by reference and is filed as Exhibit 10.14.

Name of Distributor	Distribution Territory

Ma Yan	Baotou City, Inner Mongolia
Liu Jianxia	Ordos City, Inner Mongolia
Gao Hong	Huhehaote City, Inner Mongolia
Li Hua	Autonomous Region, Inner Mongolia
Zhang Jiajiang	Zhenzhou City, Henan Province
Li Zongfeng	Guangzhou City, Guangdong Province
Wang, Guijie	Liaoyuan City, Jilin Province
Jiang, Linchun	Distributor of Shanxi Province
Wang, Jianjun	Daqing City, Heilongjiang Province
Wang, Hongjuan	Qin Huangdao city, Hepei Province

The agreements also provide:

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Distributor is only authorized to sell in the channels of selling in real shops, promotion and team buying. For guaranteeing the unified pricing system and the fair competition among agents, Distributor is not allowed to sell goods by means of E-commerce (to sell on the internet )

•	We guarantee the quality of the goods is entirely consistent with the standards for relevant State food production, safety and hygiene and agrees to bear Distributor’s loss caused by quality problems.

•	We agree to support products publicity and marketing provided that the plan will not affect the our website.

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Distributor is obliged to supply the legal business license, copy of tax Registration Certificate and all the formalities related to signing with us.  Distributor is obliged to protect the enterprise image, goodwill and brand with us.  Distributor shall supply the monthly report of selling activities in writing to us which should describe the sales data, activities, sales analysis and plans in details.

•	If any of products are not fit for distribution in selling regions within three months, Distributor has the right to exchange products in order to meet the market demand.

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We shall deliver goods within 7 working days from the date that received the order and payment was made in full. The long-distance freight of goods to Distributor’s city of territory is to be borne by us, insurance and local short-haul freight are to be borne by Distributor.

•	We offer the following incentive awards: The principle of award shall be the accumulative purchase amount, if the total purchase amount for a year (January 1 to December 31) reaches:

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Over 500 thousand—1 million RMB, Distributor will receive year-end rebate of one percent of the total purchase amount, in addition, take part in the overseas travel once for one person to Singapore, Malaysia and Thailand organized by Company.

•	Over 1 million—3 million RMB, rebate of 1.5 percent of the total purchase amount, in addition, take part in the travel once for two persons to Singapore, Malaysia and Thailand.

•	Over 3 million RMB, rebate of 2 percent, and take part in the travel once for three persons to Singapore, Malaysia and Thailand.

•	Other termination provisions include:

•	If Distributor tampers with products pricing system, or against carrying out our sales and promotion plans.

•	If Distributor contravenes or doesn’t fulfill the provisions of this agreement, or creates adverse effects on us.

•	If Distributor isn’t in negotiations with us and takes the unilateral decision to pull out.

•	Distributor is called a correction by the government departments or is revoked the business license

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In the event of a breach of any of the provisions of this Agreement by one party, the other party does not get satisfactory reply during ten days from the time making accusations in writing, aggrieved party has the right to release the agreement by one side only and pursue the direct and indirect loss, damage and expenses (including, without limitation, attorney fee, arbitration or legal fee, financial expenses and travel expenses etc.) from responsible party.

Sources and Availability of Raw Materials

We will obtain the fresh ginseng for beverage production from two sources, self-planted ginseng and the ginseng sold to us by farmers  in accordance with the contracts we entered into with them.

Ginseng's growing cycle is from April to September, six months a year.  Normally we sow the seed in April and harvest in September and October. Ginseng seeds are obtained after the blossom in Autumn, the seed can be sowed in September or next Spring, it takes 10 days to germinate and the growing cycle for seedling is 10 days. For ginseng, every hectare can harvest 18 to 20 kg ginseng. As of June 2010, the planting area for ginseng is 443830 square meter.

Seasonality

There is no seasonality for sale of ginseng beverages.

Wine

We plan to sell two kinds of wine at the anticipated sale prices as follows:

Bingqing ice wine	RMB 388 (about USD $	58.36)	/per bottle
Pearl in the Snow (Red)	RMB 88 (about USD$	13.24	)/ per bottle

The anticipated sale prices are based on management’s knowledge of the market price of similar quality wine from Changbai Mountain and costs of raw materials, processing, management, facilities and distributions available to us.  However, we might adjust the sale prices after we start the production and sales.

Our grapes grown on 750 acres of land leased from a group of individual farmers, paying approximately $37.50 per acre a year for 15 years.  This lease expires on December 31, 2014.   We have adequate and suitable land for growing grapes.  Our vineyard locates in Ji’An City, Jilin Province, North Latitude 41 degree with  average temperature 7.5C, annual precipitation 800mm-1000mm, frost free period 150 days out of a year.  Ji’An is the largest grape growing area in Asia. Our current estimated grape production is 565 tons annually.

We plan to start production of wine in March, 2011 and sales in April, 2011. We have a written production agreement with Tonghua Jinyuanshan Winery (“Tonghua Winery”) to produce wine for us from May 20, 2009 to May 19, 2012. Under the terms of the agreement, we provide Tonghua with grape juice, bottling supplies and packaging supplies, and Tonghua produce and bottle the wine with a charge of approximately $0.15-0.22 per bottle ( approximately $0.15  a bottle for processing red wine and approximately $0.22 per bottle for processing ice wine).   Other principal terms of the agreement are as follows:

1.	Product Names: Pearl in Snow Wine; Ice Wine.

2.	Prior to production, Tonghua shall provide production guidelines and obtain approval from the city inspection department.

3.	Tonghua shall notify the supervision department a week in advance for every batch of production.

4.	Products quality: Jinyuanshan must meet the quality standard set by Tonghua, in accordance with QB/1982-94 grape wine production standard requirement.

5.	Products Safekeeping: After final inspection of the products, products can be kept temporarily at Jinyuanshan’s facility for up to one month. Tonghua must ship out the products within one month.

6.
Product defect allowance: Jinyuanshan is allowed to have  5% wine production defect rate; 0.3% on labeling and packaging; and 0.5% on bottles. If the bottle damage was caused by delivery, Jinyuanshan will not be responsible for the damage.

7.	Duration of this Contract: This contract is valid from May 20, 2009 to May 19, 2012. If there is any dispute beyond negotiation, it will be mediated by the local arbitration authority.

8.	Tonghua subcontracts Jinyuanshan to produce under Jinyuanshan’s National Industrial Production permit. Tonghua shall name Jinyuanshan on its labels (after city quality inspection’s approval).

9.	If there are any taxes incurred by Jinyuanshan for processing Tonghua’s wines, Tonghua is liable for paying these taxes.

Production Methods

Wine is produced by fermenting crushed grapes using various types of yeast. Yeast consumes the sugars in the grapes and converts them into alcohol. As of June 30, 2010, Tonghua has reserved 1,170 tons of grape juice for fermentation stored in 16 stainless holding tanks. As of June 30, 2010, we have 965 tons of fermented grape juice. The harvesting cycle of grapes take around 5 months, we plant in April and harvest in the middle of September. Last autumn we harvested 562.5 tons grapes in average and produced 281 tons of juice.  We let the juice ferment for 40 days and  sealed it in barrels in December

Sources and Availability of Raw Materials

Grape growing cycle is from April to September, five-six months a year. For grapes, every acre can produce 1500 kg grapes annually and we have planting area for grapes approximately 750 acres as of June 30, 2010.

Distribution Methods

There are 667 cities in China, we intend to recruit one general distributor for wine in every city.  The city level distributor can recruit the second level distributors.  Addition to recruiting general distributors, in some major cities, Huamei will establish sale branch offices to facilitate the local sales. Our direct sale will target at customers of high end retailers such as supermarkets, pharmacies, hotels, gift shops, entertainment centers, tourists attractions, airport and high speed trains, etc.

We have started negotiating distribution and sales agreements with potential general distributors. On November 16, 2010, we entered into a distribution and sales agreement with Beijing Huayang Shenbang Trading Ltd (“Beijing Huayang”) whereby Beijing Huayang shall act as our general distributor of our wine in Beijng area from November 16, 2010 to November 15, 2013. According to the agreement,  Beijing Huayang is authorized to sell to real shops, as well as to promotion and team buying and to enter into sub-distribution agreements with second level distributors in the Beijing area. However, in no circumstance, shall Beijing Huayang sell or distribute our wine at a price less than the price we offered. Beijing Huayang shall have minimum annual sales of RMB 3,000,000 (about USD $451,242 ) and shall receive bonus at certain percentage of sales exceeding the minimum sales. We used the same form of distribution agreement we use for our beverage distributors when entering into agreement with Beijing Huayang which carries the similar terms of contract as we disclosed above herein in the Distribution Methods of Canned Ginseng Juice. In addition, we intend to use the same form of distribution agreement when we recruit any general distributor for our wine, however, the terms might differ based on the negotiation we have with each distributor. As of the date of this filing we have signed one distributor Beijing Huayang through Huamei using the same form of contract Huamei used to for distribution of ginseng beverage which is incorporated herein reference and is filed as Exhibit 10.14.

Sources and Availability of Raw Materials

We anticipate that our production in the first year will be from our own grapes.  Thereafter, depending upon demands, we may purchase grapes from other suppliers.  Till now, we have no contracts, agreements or commitments with any third party suppliers for grapes.

Seasonality

Grapes are harvested in October, but wine has no seasonality.

Marketing Activities

All of our products will be sold by our subsidiary Huamei through distributors or Huamei’s sale branch offices in some major cities.  .

Research and Development

We have had no research and development expenses in the past two years.

Intellectual Property

We rely primarily on a combination of patent, certificates and administrative protections to safeguard our intellectual property.

The drink formula for our ginseng beverages is a registered patent approved by the Chinese government, patent number ZL 03111397.6.   This patent was issued on January 23, 2008 and expires 20 years after issuance. ..

Although our other products have no patent protection, our two types of ginseng beverages have been certified as PRC domestic healthcare food by SFDA (State Food and Drug Administration) and received approval certificates (“GMP Healthcare Food Certificate”) from the SFDA, each of which is valid for a term of 5 years and renewable at the expiration thereof.  According to the Rules for Administration over Registration of Healthcare Food (Trial Implementation) issued by SFDA on April 30, 2005, the healthcare food applying for GMP Health Food Certificate refers to such food as claimed to have special health function or focuses on supplementing vitamins or minerals, that is, food which is suitable for special population, has function of regulating the institutions instead of treating diseases, and will not bring any acute, sub-acute or chronic damages to the body.  The application for registration of healthcare food shall be subject to an examination and approval process in which the SDFA evaluates and examines systematically the safety, effectiveness, quality controllability as well as the specifications of the healthcare food being applied for registration and make a decision as approving the registration or not according to the application and based on the lawful procedures, conditions and requirements. The food for the application of GMP Healthcare Food Certificate shall be produced in the workshop conforming to the Good Manufacturing Practice on Healthcare Food (“GMP”), and the processing hereof shall satisfy the provisions of the GMP. GMP emphasizes the manufacturing quality standard and health/safety standard requirements. It presents mandatory standards used in pharmaceutical and food industries. It requires business entities to comply with the standards in all areas: raw materials, personnel, facility equipments, production lines, packaging, transportation. logistics, etc. The SFDA approval can be renewed every 5 years. As of the date of this filing, we have following GMP certificates and SFDA approval:

a.	GMP certficiate for Jilin Ganzhi Beverage Company, Approval #077 issued on November 13, 2007 by Jilin Province Health Bureau.
b.	SFDA approval for Ganzhi Ginseng Beverage, No. SFDA G20090249 issued by the State Food & Drug Administration on 05/31/2009
c.	SFDA approval for Ganzhi American Ginseng Beverage, No. SFDA G20090208 issued by the State Food & Drug Administration on 5/27/2009 which is valid for five years. .

Regulatory Environment

China is transitioning from a planned economy to a market economy. While the Chinese government has pursued economic reforms since its adoption of the open-door policy in 1978, a large portion of the Chinese economy is still operating under five-year plans and annual state plans. Through these plans and other economic measures, such as control on foreign exchange, taxation and restrictions on foreign participation in the domestic market of various industries, the Chinese government exerts considerable direct and indirect influence on the economy. Many of the economic reforms carried out by the Chinese government are unprecedented or experimental, and are expected to be refined and improved. Other political, economic and social factors can also lead to further readjustment of such reforms. This refining and readjustment process may not necessarily have a positive effect on our operations or future business development. Our operating revenues may be reduced by changes in China's economic and social conditions as well as by changes in the policies of the Chinese government, such as changes in laws and regulations (or the official interpretation thereof), measures which may be introduced to control inflation, changes in the interest rate or method of taxation, and the imposition of additional restrictions on currency conversion.

China’s legal system is a civil law system. Unlike the common law system, the civil law system is based on written statutes in which decided legal cases have little value as precedents. In 1979, China began to promulgate a comprehensive system of laws and has since introduced many laws and regulations to provide general guidance on economic and business practices in China and to regulate foreign investment. Progress has been made in the promulgation of laws and regulations dealing with economic matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. The promulgation of new laws, changes of existing laws and the abrogation of local regulations by national laws could have a negative impact on our business and business prospects. In addition, as these laws, regulations and legal requirements are relatively recent, their interpretation and enforcement involve significant uncertainty.

We are subject to many general regulations governing business entities and their behavior in China and in any other jurisdiction in which we have operations. In particular, we are subject to laws and regulations covering food, dietary supplements and pharmaceutical products. Such regulations typically deal with licensing, approvals and permits. Specifically, these regulations concern Good Manufacturing Practices and SFDA approval as discussed above.  Any change in product licensing may make our products more or less available on the market. Such changes may have a positive or negative impact on the sale of our products and may directly impact the associated costs in compliance and our operational and financial viability. Such regulatory environment also covers any existing or potential trade barriers in the form of import tariff and taxes that may make it difficult for us to export our products to certain countries and regions, such as Japan, South Korea and Hong Kong, which would limit our international expansion.

Because we are a wholly foreign owned enterprise, we are subject to the law on foreign investment enterprises in China, and the foreign company provisions of the Company Law of China, which governs the conduct of our wholly owned subsidiary and its officers and directors. Additionally, we are also subject to varying degrees of regulations and permit system by the Chinese government.

Foreign Investment in PRC Operating Companies

The Foreign Investment Industrial Catalogue jointly issued by the Ministry of Commerce for the People’s Republic of China and the National Development and Reform Commission in 2007 classified various industries/business into three different categories: (i) encouraged for foreign investment; (ii) restricted to foreign investment; and (iii) prohibited from foreign investment. For any industry/business not covered by any of these three categories, they will be deemed industries/business permitted to have foreign investment. Except for those expressly provided restrictions, encouraged and permitted industries/business are usually 100% open to foreign investment and ownership. With regard to those industries/business restricted to or prohibited from foreign investment, there is always a limitation on foreign investment and ownership. The PRC Subsidiary’s business does not fall under the industry categories that are restricted to, or prohibited from foreign investment and is not subject to limitation on foreign investment and ownership.

Regulation of Foreign Currency Exchange

Foreign currency exchange in the PRC is governed by a series of regulations, including the Foreign Currency Administrative Rules (1996), as amended, and the Administrative Regulations Regarding Settlement, Sale and Payment of Foreign Exchange (1996), as amended. Under these regulations, the Renminbi is freely convertible for trade and service-related foreign exchange transactions, but not for direct investment, loans or investments in securities outside the PRC without the prior approval of China’s State Administration of Foreign Exchange. Pursuant to the Administrative Regulations Regarding Settlement, Sale and Payment of Foreign Exchange (1996), Foreign Investment Entities may purchase foreign exchange without the approval of the State Administration of Foreign Exchange for trade and service-related foreign exchange transactions by providing commercial documents evidencing these transactions. They may also retain foreign exchange, subject to a cap approved by the State Administration of Foreign Exchange, to satisfy foreign exchange liabilities or to pay dividends. However, the relevant Chinese government authorities may limit or eliminate the ability of foreign investment entities to purchase and retain foreign currencies in the future. In addition, foreign exchange transactions for direct investment, loan and investment in securities outside the PRC are still subject to limitations and require approvals from the State Administration of Foreign Exchange.

On July 21, 2005, the PRC government changed its decade old policy of pegging its currency to the U.S. currency. Under that policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximate 21% appreciation of the Renminbi against the U.S. dollar between 2005 and 2008. However, the PRC government decided to repeg the Renminbi to U.S. Dollars in response to the financial crisis in 2008.  On June 19, 2010, China ended the peg of Renminbi to the U.S. Dollar which allowed a greater flexibility of its exchange rate.  There remains significant international pressure on the appreciation of the Renminbi against the U.S. Dollar.

We have  evaluated the determination of our  functional currency based on the guidance in ASC Topic, “Foreign Currency Matters,” which provides that an entity’s functional currency is the currency of the primary economic environment in which the entity operates; normally, that is the currency of the environment in which an entity primarily generates and expends cash. On our own, our stock is traded on Over-the-Counter Pink Sheet and we are U.S. listed company, which has financed itself in U.S. dollars and pays its own operating expenses primarily in U.S. dollars. Therefore, our functional currency is the U.S. dollar in accordance with the guidance in ASC 830-10-85-5.

While the Company uses United States dollars (“U.S. Dollar” or “US$” or “$”) for financial reporting purposes, the subsidiaries within the Company maintain their books and records in their respective functional currency, being the primary currency of the economic environment in which their operations are conducted. Because our past and current revenue from our subsidiaries are denominated in Renmibi, assets and liabilities of a subsidiary with functional currency other than U.S. Dollar are translated into U.S. Dollars using the applicable exchange rates prevailing at the balance sheet date. Items on the statements of income and comprehensive income and cash flows are translated at average exchange rates during the reporting period. Equity accounts are translated at historical rates. Adjustments resulting from the translation of the Company’s financial statements are recorded as accumulated other comprehensive income. To the extent any of our future revenues are denominated in currencies other than the United States dollar, we would be subject to increased risks relating to foreign currency exchange rate fluctuations which could have a material adverse affect on our financial condition and operating results since operating results are reported in United States dollars and significant changes in the exchange rate could materially impact our reported earnings.

Regulation of Foreign Investment Entities’ Dividend Distribution

The principal laws and regulations in the PRC governing distribution of dividends by foreign investment entities include:

(i)	The Sino-foreign Equity Joint Venture Law (1979), as amended, and the Regulations for the Implementation of the Sino-foreign Equity Joint Venture Law (1983), as amended;

(ii)	The Sino-foreign Cooperative Enterprise Law (1988), as amended, and the Detailed Rules for the Implementation of the Sino-foreign Cooperative Enterprise Law (1995), as amended;

(iii)	The Foreign Investment Enterprise Law (1986), as amended, and the Regulations of Implementation of the Foreign Investment Enterprise Law (1990), as amended.

Under these regulations, foreign investment entities in the PRC may pay dividends only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, foreign-invested enterprises in the PRC are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds unless such reserve funds have reached 50% of their respective registered capital. These reserves are not distributable as cash dividends. The board of directors of a foreign investment entity has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation.

Regulation of a Foreign Currency’s Conversion into Renminbi and Investment by Foreign Investment Entities

On August 29, 2008, the State Administration of Foreign Exchange issued a Notice of the General Affairs Department of the State Administration of Foreign Exchange on the Relevant Operating Issues concerning the Improvement of the Administration of Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises or Notice 142, to further regulate the foreign exchange of foreign investment entities. According to the Notice 142, foreign investment entities shall obtain verification report from a local accounting firm before converting its registered capital of foreign currency into Renminbi, and the converted Renminbi shall be used for the business within its permitted business scope. The Notice 142 explicitly prohibits foreign investment entities from using Renminbi converted from foreign capital to make equity investments in the PRC, unless the domestic equity investment is within the approved business scope of the foreign investment entity and has been approved by the State Administration of Foreign Exchange in advance.

Regulation of Foreign Exchange in Certain Onshore and Offshore Transactions

In October 2005, the State Administration of Foreign Exchange issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or the State Administration of Foreign Exchange Notice 75, which became effective as of November 1, 2005, and was further supplemented by two implementation notices issued by the State Administration of Foreign Exchange on November 24, 2005 and May 29, 2007, respectively. The State Administration of Foreign Exchange Notice 75 states that PRC residents, whether natural or legal persons, must register with the relevant local State Administration of Foreign Exchange branch prior to establishing or taking control of an offshore entity established for the purpose of overseas equity financing involving onshore assets or equity interests held by them. The term “PRC legal person residents” as used in the State Administration of Foreign Exchange Notice 75 refers to those entities with legal person status or other economic organizations established within the territory of the PRC. The term “PRC natural person residents” as used in the State Administration of Foreign Exchange Notice 75 includes all PRC citizens and all other natural persons, including foreigners, who habitually reside in the PRC for economic benefit. The State Administration of Foreign Exchange implementation notice of November 24, 2005 further clarifies that the term “PRC natural person residents” as used under the State Administration of Foreign Exchange Notice 75 refers to those “PRC natural person residents” defined under the relevant PRC tax laws and those natural persons who hold any interests in domestic entities that are classified as “domestic-funding” interests.

PRC residents are required to complete amended registrations with the local State Administration of Foreign Exchange branch upon: (i) injection of equity interests or assets of an onshore enterprise to the offshore entity, or (ii) subsequent overseas equity financing by such offshore entity. PRC residents are also required to complete amended registrations or filing with the local State Administration of Foreign Exchange branch within 30 days of any material change in the shareholding or capital of the offshore entity, such as changes in share capital, share transfers and long-term equity or debt investments and these changes do not relate to return investment activities. PRC residents who have already organized or gained control of offshore entities that have made onshore investments in the PRC before the State Administration of Foreign Exchange Notice 75 was promulgated must register their shareholdings in the offshore entities with the local State Administration of Foreign Exchange branch on or before March 31, 2006.

Under the State Administration of Foreign Exchange Notice 75, PRC residents are further required to repatriate into the PRC all of their dividends, profits or capital gains obtained from their shareholdings in the offshore entity within 180 days of their receipt of such dividends, profits or capital gains. The registration and filing procedures under the State Administration of Foreign Exchange Notice 75 are prerequisites for other approval and registration procedures necessary for capital inflow from the offshore entity, such as inbound investments or shareholders loans, or capital outflow to the offshore entity, such as the payment of profits or dividends, liquidating distributions, equity sale proceeds, or the return of funds upon a capital reduction.

Government Regulations Relating to Taxation

On March 16, 2007, the National People’s Congress, approved and promulgated the PRC Enterprise Income Tax Law. The PRC Enterprise Income Tax Law took effect on January 1, 2008. Under the PRC Enterprise Income Tax Law, foreign investment entities and domestic companies are subject to a uniform tax rate of 25%. The PRC Enterprise Income Tax Law provides a five-year transition period starting from its effective date for those enterprises which were established before the promulgation date of the PRC Enterprise Income Tax Law and which were entitled to a preferential lower tax rate under the then-effective tax laws or regulations.

On December 26, 2007, the State Council issued a Notice on Implementing Transitional Measures for Enterprise Income Tax, providing that the enterprises that have been approved to enjoy a low tax rate prior to the promulgation of the PRC Enterprise Income Tax Law will be eligible for a five-year transition period since 1 January, 2008, during which time the tax rate will be increased step by step to the 25% unified tax rate set out in the PRC Enterprise Income Tax Law. From 1 January, 2008, for the enterprises whose applicable tax rate was 15% before the promulgation of the PRC Enterprise Income Tax Law , the tax rate will be increased to 18% for year 2008, 20% for year 2009, 22% for year 2010, 24% for year 2011, 25% for year 2012. For the enterprises whose applicable tax rate was 24%, the tax rate will be changed to 25% from January 1, 2008.

The PRC Enterprise Income Tax Law provides that an income tax rate of 20% may be applicable to dividends payable to non-PRC investors that are “non-resident enterprises”. Non-resident enterprises refer to enterprises which do not have an establishment or place of business in the PRC, or which have such establishment or place of business in the PRC but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC. The income tax for non-resident enterprises shall be subject to withholding at the income source, with the payor acting as the obligatory withholder under the PRC Enterprise Income Tax Law, and therefor such income taxes generally called withholding tax in practice. The State Council of the PRC has reduced the withholding tax rate from 20% to 10% through the Implementation Rules of the PRC Enterprise Income Tax Law. It is currently unclear in what circumstances a source will be considered as located within the PRC. We are a U.S. holding company and substantially all of our income is derived from dividends we receive from our subsidiaries located in the PRC. Thus, if we are considered as a “non-resident enterprise” under the PRC Enterprise Income Tax Law and the dividends paid to us by our subsidiary in the PRC are considered income sourced within the PRC, such dividends may be subject to a 10% withholding tax.

Such income tax may be exempted or reduced by the State Council of the PRC or pursuant to a tax treaty between the PRC and the jurisdictions in which our non-PRC shareholders reside. For example, the 10% withholding tax is reduced to 5% pursuant to the Double Tax Avoidance Agreement Between Hong Kong and Mainland China if the beneficial owner in Hong Kong owns more than 25% of the registered capital in a company in the PRC.

The new tax law provides only a framework of the enterprise tax provisions, leaving many details on the definitions of numerous terms as well as the interpretation and specific applications of various provisions unclear and unspecified. Any increase in the combined company’s tax rate in the future could have a material adverse effect on its financial conditions and results of operations.

Regulations of Overseas Investments and Listings

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce of the People’s Republic of China, the China Securities Regulatory Commission, the State-owned Assets Supervision and Administration Commission of the State Council, the State Administration of Taxation, the State Administration for Industry and Commerce, and the State Administration of Foreign Exchange, jointly amended and released the Merger & Acquisition Rules, which became effective on September 8, 2006. This regulation, among other things, includes provisions that purport to require that an offshore special purpose vehicle formed for purposes of overseas listing of equity interest in PRC companies and controlled directly or indirectly by PRC companies or individuals obtain the approval of the China Securities Regulatory Commission prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

On September 21, 2006, the China Securities Regulatory Commission published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. The China Securities Regulatory Commission approval procedures require the filing of a number of documents with China Securities Regulatory Commission and it would take several months to complete the approval process. The application of the Merger & Acquisition Rules with respect to overseas listings of special purpose vehicles remains unclear with no consensus currently existing among the leading PRC law firms regarding the scope of the applicability of the China Securities Regulatory Commission approval requirement.

Food Safety Law of the People’s Republic of China

The Food Safety Law of the People’s Republic of China as adopted at the 7th Session of the Standing Committee of the 11th National People’s Congress of the People’s Republic of China and effective on June 1, 2009, governs the food safety in food production and business operation activities. Pursuant to the Food Safety Law of the People’s Republic of China, food producers must establish an internal inspection and record system for raw materials and predelivery products, and food distributors must also establish internal systems to record and inspect food products procured from suppliers. In addition, any food addictives that are not in the approved government catalog must not be used and no food products can be sold inspection-free.

Regulations on the Implementation of the Food Safety Law of the People’s Republic of China

The Regulations on the Implementation of the Food Safety Law of the People’s Republic of China as adopted at the 73rd Standing Committee Meeting of the State Council on July 8, 2009 and effective on July 20, 2009, are promulgated in accordance with the Food Safety Law of the People’s Republic of China. The Regulations require that the local People’s Government at or above the country level shall perform the responsibility specified in the Food Safety Law of the People’s Republic of China, improve the ability for supervision and administration of food safety, ensure supervision and administration of food safety; establish and improve the coordination mechanism between food safety regulatory authorities, integrate and improve the food safety information network, and realize the sharing of food safety and food inspection information and other technical resources.

Law of the People’s Republic of China on Quality and Safety of Agricultural Products

The Law of the People’s Republic of China on Quality and Safety of Agricultural Products was adopted at the 21st Meeting of the Standing Committee of the Tenth National People’s Congress on April 29, 2006. This Law was enacted in order to ensure the quality and safety of agricultural products, maintain the health of the general public, and promote the development agriculture and rural economy. Pursuant to this Law, agricultural products distribution enterprises shall establish a sound system of inspection and acceptance for their purchases. In addition, agricultural products that fail to pass the inspection based on the quality and safety standards of agricultural products cannot be marketed.

Regulation on the Sale of Wine

The material regulations for the standards of wine in China are the wine standard (GB 15037) and the wine labelling law (GB 10344) both of which are administered by General Administration of Quality Supervision, Inspection and Quarantine of the People’s Republic of China which have the following requirements:


The name of the product is mandatory in China. The words ‘grape wine’ should be sufficient. However, it is advisable to qualify this with ‘red’, ‘white’, ‘sparkling’, ‘semi-sparkling, ‘fortified’, ‘sweetened fortified’ etc. As wine can be considered to be made from a single raw material, it should be exempt from the requirement for ingredient listing. Nevertheless, sweeteners, preservatives and added color (legal in the case of fortified wine only) need to be declared.


The alcohol format is prescribed in Chinese regulations. The alcohol statement should be in the form ‘Alcoholic strength xx.xpercent vol’. The tolerance between the actual and the stated alcohol is +/- 1.0percent.

	The volume statement must appear on the label. The statement must be on the same display panel as the word ‘wine’.

	A country of origin statement is mandatory. The date of bottling is required on Chinese labels.

	Wines with an alcohol content of 10 percent or less are required to include a minimum durability date. Wines over 10 percent alcohol are exempt from this requirement.

	The product type is mandatory for China. This can be indicated by the actual sugar content or by the category.

With a view to regulate the sale of wine, the Ministry of Commerce of the PRC (“MOFCOM”) issued Measures for Administration of Alcohol Circulation (the “Circulation Measures”) on November 7, 2005. According to the Circulation Measures, an entity or individual that engages in wholesale or retail of alcohol (collectively “Alcohol Operator”) shall, within 60 days as of collecting a business license, handle the archival filing and registration in the administrative department of commerce at the same level as the administrative department for industry and commerce where the registration is handled according to the principle of territorial administration. An Alcohol Operator (supplier) shall, when undertaking any wholesale of alcoholic goods, fill in the Form for Registration of Alcohol Circulation (“Registration”) and record the information on the circulation of alcoholic goods in detail.  The Registration shall follow the whole course of alcohol circulation, be bundled with the goods and comply with the information on goods so as to realize the traceability of the circulation information throughout the course from the day when alcoholic goods leave the factory to the point of sales terminal. In addition, an Alcohol Operator shall mark and sell the bulk alcohol in a fixed place. Any mobile sale of bulk alcohol is prohibited. An alcohol operator shall not sell any alcoholic goods to any minor and shall indicate this in an eye-catching position in its business place.

With a view to regulate the import and export of commodity or technology (including wine), the MOFCOM issued the Measures for Registration for the Record of Foreign Trade Operators (the “Registration Measures”) on June 25, 2004. The Registration Measures, which entered into effect on 1 July 2004, are based on the revised Foreign Trade Law of the PRC and specify registration rules applicable to operators of commodity or technology import-export business (“Foreign Trade Operators”). Under the Registration Measures, Foreign Trade Operators need to carry out registration for the record with the MOFCOM or the local commerce administrations authorised by it (“Local Registration Authority”). However, operators which have obtained the qualification to operate commodity or technology import-export business prior to the effectiveness of the Registration Measures are exempt from the registration requirement unless they wish to operate outside of the already approved scope of operation.  A Foreign Trade Operator should normally register with the Local Registration Authority. Upon receiving the application documents, the Local Registration Authority must complete the registration and return the stamped registration form within five days. The Foreign Trade Operator then has thirty (30) days to complete the relevant formalities with the local customs, inspection and quarantine, foreign exchange, tax, etc. authorities.

We are and anticipate that we will be in full compliance with aforementioned regulations and do not anticipate that they will have any significant impact on our business as such.

Only SFDA and MOFCOM are required for the sale of our wine. Penalties would be levied upon us if we fail to comply with or adhere to and maintain certain standards or requirements as specified above. Such failure has not occurred in the past, and we generally do not anticipate that it may occur in the future, but no assurance can be given in this regard.

Excepted mentioned above, there is no special regulations that restrict sales of our wine externally, and we do not need other pre-approval for export.  Each foreign country has different standards for importing our products; in the US for example requires FDA approval, which we do not have and thus do not export our wine to the US.  The company has no short-term plans to expand its wine export to countries outside China.

As noted above, we have all other necessary regulatory approvals to manufacture and sell our wine in China.

Compliance with Environmental Law

We comply with the Environmental Protection Law of China and its local regulations. In addition to statutory and regulatory compliance, we actively ensure the environmental sustainability of our operations. Our costs of compliance with applicable environmental laws are minimal, since the manufacturing of our products generates very limited damages, if any, to the environment. Accordingly we had no expenditures for compliance with environmental law in 2009 and do not anticipate incurring any such costs in the future. Penalties would be levied upon us if we fail to adhere to and maintain certain standards. Such failure has not occurred in the past, and we generally do not anticipate that it may occur in the future, but no assurance can be given in this regard.

Internal Control and Procedures

We maintain our books and records in accordance with PRC GAAP and then convert to U.S. GAAP for reporting using an external consultant engaged by the Company. Our accounting staff had one Chief Financial Officer and four accounting managers plus five additional accounting staff members. To be more specific, each of our four subsidiaries has one accounting manager and one accounting staff member responsible for its financial accounting and cost accounting under the supervision of the CFO.  There is  one accounting staff  member in China Ginseng Holding Inc to assist the CFO to do data analysis, capital /fund management. We control and convert our books and records by the following procedures:

First, our accounting staff creates and maintains our books and records in accordance with PRC GAAP. They record transactions based upon a variety of source documents, including invoices, inventory vouchers, payment requisitions, cash advance applications and other source documentation. They gather the source documents and prepare the vouchers for payment or receipt records, attaching invoices or payment receipts with the vouchers.

Then, the accounting staff members submit the vouchers to our CFO for review and approval.

Upon approval of the CFO, the accounting staff utilizes the Kingdee system for processing and recording all accounting transactions. If any adjustments are instructed by the CFO, the accounting staff will input such adjustment in the Kingdee system.  Kingdee is a leading software provider in China and the Asia Pacitific Region whose software is utilized by a large number of Chinese companies.  Transactions are recorded by the accounting staff in the Kingdee system on a daily basis. Our CFO checks the recorded books on the Kingdee system daily to ensure that they are recorded correctly and any adjustments that she deems necessary are properly posted in the system. In addition, our accounting staff regularly performs a sequential check on the vouchers to ensure that all vouchers are accounted for properly.

Further, on monthly basis, our accounting staff generates monthly internal financial statements for management’s review.

Following management’s review, the records will be passed to our outside consultant for U.S. GAAP conversions and preparation of consolidated financial statements. The outside consultant also reviews the records and suggests adjustments to us for any items, which he notes during his review.

After that he will convert the records to US GAAP, prepare the consolidated financial statements and relevant notes for SEC reporting. The CFO and the directors of the Company then review and comment on the draft consolidated financial statements before passing such statements to  our external auditors for audit and review purposes.

The outside consultant we have engaged is the general manager of the Changchun office of Crowe Horwath China CPA Co., Ltd.  (“Crowe Horwath China”) located at Crowe Horwath China Certified Public Accountants, 10th Floor of Runtian International No. 889, Kangping Street, Changchun 130061. Crowe Horwath China is headquartered in Beijing, China and has 31 branch offices in China.  Crowe Horwath China has provided annual audit services for more than 100 listed companies in China, large and medium sized enterprises and conglomerates, and services for over 40 large and medium sized enterprises in terms of IPO, share allotment, additional equity offer, Merger & Acquisition. Crowe Horwath China also offers financial advisory and internal control system design services to more than 80 companies. In addition to his professional experience at Crowe Horwath, our external consultant was previously the CFO of a U.S. listed company (OTCBB) from 2006 to 2008. As CFO, he was responsible for the Company’s compliance with the Management’s assessment and reporting on internal control over financial reporting. Our outside consultant is a member of China Institute of Certified Public Accountants (“CICPA”) with 16 years auditing experience. He attended seminars held by the Hong Kong Institute of Certified Public Accountants (“HKICPA”) & the CICPA in relation to USGAAP training. Though he does not hold or maintain any professional designations such as Certified Public Accountant (U.S) or Certified Management Accountant, our external consultant has significant U.S. accounting and finance experience. He is hired by us as outside accounting consultant yearly.

Our CFO has been with the Company as a CFO since September 2005.   Prior to joining us,  she was the CFO of the Guofu Group Inc., a manufacturer and exporter of auto parts, from March 2001 to August 2005.  She holds a Bachelor Degree from Taxation (Revenue) College and has significant financial reporting experience. The current employee contract we have with the CFO will expire on January 1, 2014.

We currently do not have a separately created audit committee; our Board of Directors provides oversight of the evaluation of the internal control conducted by the management over financial reporting.  Our Board of Directors is comprised of 5 directors, three of who attended training courses held by university regarding corporate finance and U.S. GAAP. Our accounting team performs an evaluation on quarterly basis, under the supervision and with the participation of our management including our Chief Executive Officer and Chief Financial Officer and our external consultant, of the effectiveness of the design and operation of our disclosure controls and procedures.  This evaluation was designed to evaluate if our disclosure control and procedures provide reasonable assurance that material information required to be disclosed by us in the reports we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and that the information is accumulated and communicated to our management as appropriate to allow timely decisions regarding required disclosure.  Based on the evaluation, our management including our Chief Executive Officer and Chief Financial Officer, conclude whether that the disclosure controls and procedures are effective as the date in giving us reasonable assurance that the information we are required to disclose in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and to ensure that such information is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Once the conclusion of the evaluation is reached, the management will submit the evaluation with the related periodical financial report for the board’s review and approval.

Due to SEC comments we received concerning our registration statement on Form 10, we conducted further research about the lack of recording of imputed interest on related party loans, the lack of recording of amounts under subcontracting agreements with farmers to cultivate the Company’s ginseng crops and an error in the recording of negative goodwill on a previous acquisition for the years ended June 30, 2009 and 2008. Baaed on this further research, management has determined that we have a material weakness. This material weakness caused in our financial statements lack of recording of imputed interest on related party loans, the lack of recording of amounts under subcontracting agreements with farmers to cultivate the Company’s ginseng crops and an error in the recording of negative goodwill on a previous acquisition. These mistakes flowed through to our financial statements for the year ended June 30, 2009 and 2008 and for the nine months ended March 31, 2010 and 2009 (unaudited). On December 17, 2010, the Board of Directors concluded that the consolidated financial statements included in the Registrant’s Registration Statement on Form 10 for the years ended June 30, 2009 and 2008 and for the nine months ended March 31, 2010 and 2009 (unaudited), should no longer be relied upon and we need to restate our previously issued audited financial statements for the related reporting periods. As a result, we filed a Form 8-K on February 7, 2011stating the above, presenting the effects of restatements due to the lack of recording of amounts under subcontracting agreements with farmers to cultivate the Company’s ginseng crops and an error in the recording of negative goodwill on a previous acquisition.

Therefore, we believe our internal control and procedures are ineffective as of September 30, 2010, in that we did not correctly record amounts under subcontracting agreements with farmers to cultivate the Company’s ginseng crops and record negative goodwill on a previous acquisition and additionally, our lack of accounting staff with sufficient knowledge of U.S. GAAP and our reliance on outside consultant to convert our records to U.S. GAAP.

Since December 2010, we have been working to take corrective steps. We plan to reevaluate our internal controls, complete our documentation and seek to recruit experienced professionals to augment and upgrade our accounting staff. No assurance can be given that we have identified all the material and significant internal control weakness and we will be able to adequately remediate existing deficiencies in our internal controls. Although we believe that these corrective steps are going to take will enable management to conclude that our internal controls over financial reporting are effective and these measures will remediate the material weakness discussed above when all of the additional accounting staff positions are filled, we cannot assure you that this will be sufficient. WE may be required to expend additional resources to identify, assess and correct any additional weakness in disclosure or internal control and to otherwise comply with the internal controls rules under Section 404(a) of the Sarbanes-Oxley Act.

Competition

Ginseng Beverage

In the market there are about 10 kinds of ginseng beverage listed as following. The prices of these products range from approximately $0.60 to $4.51 per bottle. However, we have noticed that there is little advertisement and promotion  currently in the  China market and the sales of ginseng drinks are limited.  There hasn’t been a leading brand of ginseng beverage appearing in the China market yet.

Name of Ginseng Beverage	Producer
Nuzheng Ginseng Beverage	Benxi Huabao Ginseng Products Limited, Inc.
Korean Red Ginseng Beverage	Korean Red Ginseng Drink Limited, Inc.
Sengniu Ginseng Beverage	Jinlin Jingtong Food Beverage Limited, Inc.
Renyushu Ginseng Beverage	Jinlin Yanqing Renyushu Beverage Limited, Inc.
Loufan Natural Ginseng Beverage	Loufan Natural Ginseng Limited, Inc.
Korean Gaoli Ginseng Beverage	Korean Gaoli Ginseng Beverage Limited, Inc.
Jierun Changbai Mountain Ginseng Beverage	Changbai Mountain International Group, Inc.
Liyuan Ginseng Beverage	Jiazhou Ginseng Drink
Jingtian Ginseng Beverage	Jingtian Ginseng Limited, Inc.
Tianwangxing Ginseng Beverage	Zhongshanshi Meitai Supplement Limited, Inc.

As we have just commenced sales of these products, we are a small competitor in the market.  Some of our competitors have greater financial and personnel resources and all have achieved greater market penetration than we have.

We believe we have some competitive advantage in the China market due to the technology we use in ginseng beverage production.  Based upon reading of competitors’ labels, all of their ginseng drinks are produced by blending after extracting ginsenosides through chemical methods. The extraction for ginsenosides will cause damage to its nutritional components.  Our technology is different from that method.  We squeeze out the natural juice from fresh ginseng. However, our drink formula enables us to use refrigerated ginseng as raw material to produce canned ginseng juice and still able to maintain its freshness in final products  The drink formula for our ginseng beverages is a registered patent approved by the Chinese government, patent number ZL 03111397.6.  This patent was issued on January 23, 2008 and expires 20 years after issuance. In order to store the fresh ginseng, we rent a refrigerated warehouse (-20 C degree) to store all fresh ginseng and we currently have fresh ginseng inventory to produce our canned ginseng juice for three months after we commence production.

Wine

We will compete with domestic producers of wine as well as importers of wines from other countries.  We will use grapes planted in from our vineyard located in Changbai Mountains, Jilin Province for wine production. As the quality of the wine substantially depends on the qualify of grape juice and the location of vineyard,  the principal competitors we will have in wine business will be the following companies using the grapes grown in  the same area:

•	Jilin Provincial Changbaishan Wine Holding Co., Ltd.

•	Jilin Tianchi Wine Company Ltd.

•	Tonghua Tianchi Wine Company Ltd,

The climate in Changbai Mountain is ideal for growing grapes because of the significant temperature difference during day and night. It contributes to the accumulation of polyphenols and Flavonoids in grapes improving  the taste and quality of the wine.  In addition, Changbai Mountian has longer cold winters .In more than 160 days of  a year,  the temperature in Changbai Mountain falls below -45 C which  prevents any pest diseases.

Based upon management’s knowledge of the industry, we believe that more than 100 wineries have opened since 1996 and there are estimated 500 vineyards across China, which supply almost all of the wines consumed domestically.  For example, Great Wall Winery, one of the leading local brands in China, produces over 50,000 tons of wine each year from its three main production areas in North China.

We believe we compete in this market based upon the fact that our wines are produced from grapes grown in Changbai Mountains which is well recognized as a favorable growing region.

Employees

We have the following employees, the seasonal field workers of which are part time:

	Total	Chairman	Manager	Admin	Finance	Sales	Factory worker	Seasonal Field Worker

Jinlin Huamei	19	1	1	5	2	10
Yanbian Huaxing	166		1	2	2	3		158
Jilin Ganzhi	34		1	6	2	5	20
Tong Hua Linyuan	48		1	4	2	3		38
Total	256	1	4	16	8	11	20	196

We consider our relationship with our employees to be excellent.

Item 1A. Risk Factors.

Smaller reporting companies are not required to provide the information required by this item.

Item 2. Financial Information.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Our company, China Ginseng Holdings Inc., was incorporated on June 24, 2004 in the State of Nevada.  The company conducts business through its four wholly owned subsidiaries located in Northeast China.  We have been granted 20 year land use rights to  3,705 acres of lands by the Chinese government for ginseng planting and we control through lease approximately 750 acres of grape vineyards.

Since our inception in 2004, we have been engaged in the business of farming, processing, distribution and marketing of fresh ginseng, dry ginseng, ginseng seeds, and seedlings.  In March 2008, we acquired Tonghua Linyuan Grape Planting Co, to plant wild mountain grapes. Starting in August 2010, we have gradually shifted the  focus of our business from direct sales of ginseng to canned  ginseng juice production and wine production.

Since we shifted the focus of our business into the ginseng beverage business, and the wine business, we have started to store our raw material and sell very limited self-produced ginseng. We also purchase ginseng form outside sources, and then resell them to generate revenue and those sales are based on the order from the market. However, due to the global recession and local market conditions, demand for ginseng exports declined beginning in 2008, creating a significant oversupply in China. All those factors caused us to have losses in 2009 and 2010. In addition, our new business is in the initial stages, we need to spend capital to promote our new products, and develop our marketing niche. There is no assurance that there will be sufficient demand for our beverages and wine to allow us to operate profitably in the short term. Our auditors have determined that we do not currently have sufficient working capital necessary and have raised substantial doubt about our ability to continue as a going concern. On June 30, 2010, the cash balance on hand for the Company was about $171,111.

In order to meet the challenge, we are taking the following actions:
•	We raised capital to support our operation through a Regulation S private placement
•	We are recruiting distributors for ginseng beverage and wine products and we intend to recruit one general distributor for ginseng juice and one for wine in every city in which we sell our products

Although, China Ginseng Holdings hasn't generated any revenues from its ginseng beverage and wine businesses, we believe there is future potential due to the fact that the (i) the China Ginseng market is recovering now, (ii) the demand and the price is in the uptrend due to Chinese government restrictions on the amount of land available for ginseng farming (land under our Company’s control was not affected by the government restrictions), and (iii)  as of the date this filing, we have already entered into binding agreements with nine distributors for our  beverage in different cities.

As the impact of the shift in the focus of our business away from the ginseng business and into the ginseng beverage business, and then the wine business is uncertain, our past revenues and other financial results will not provide a meaningful basis for future performance given the material change in our business and there is no guarantee that we will be able to attain profitability in the foreseeable future .

Our Subsidiaries:

Our business in China is currently conducted through the above four wholly owned subsidiaries located in Northeast China, the current operational status of each of these businesses as of the date of this filing  is as follows:

•	Yanbian: planting ginseng for use as raw material in our ginseng beverage and selling ginseng to the market if the ginseng produced is not qualified to be used for ginseng beverage
•	Ganzhi : processing fresh ginseng and canned ginseng

•	Tonghua: growing grapes and reserving grape juices for wine production.
•	Huamei: sale department of our ginseng beverage and wine

As of the date of this filing, each of our four subsidiaries operates as an essential  part of our integrated business and  all of our businesses are operational.

Our Products:

Previously, through Yanbian, we focused on the farming, processing, distribution and marketing of Asian and American Ginseng and related byproducts in the following varieties:

•	Fresh Ginseng: For pharmaceutical, health supplement, cosmetic industry and fresh consumption.

•	Dry Ginseng: Dried form for pharmaceutical and, health supplement consumption.

•	Ginseng Seeds: Selling of ginseng seeds.

•	Ginseng Seedling: Selling of ginseng seedling.

Ginseng's growing cycle is from April to September, six months a year.  Normally we sow the seed in April and harvest in September and October. Ginseng seeds are obtained after the blossom in Autumn, the seed can be sowed in September or next Spring, it takes 10 days to germinate and the growing cycle for seedling is 10 days. For ginseng, every hectare can harvest 18 to 20 kg ginseng. As of June 2010, the planting area for ginseng is 443830 square meter.

Since August 2010, we have gradually shifted our business focus from direct sale of ginseng and ginseng byproducts to production and sale of canned ginseng juice and wine.

Through Ganzhi, we are  producing two types of canned ginseng juice.

•	Ganzhi Asian Ginseng Beverage

•	Ganzhi American Ginseng Beverage

In addition to canned ginseng guice, we have started our focus on wine production.  We have already grown and crushed the grapes from our vineyards and have the juices reserved.  We plan to start wine production in March, 2011 and sales in April, 2011. We have contracted for the production of the wine.

We plan to produce and sell two kinds of wine:

•	Bingqing Ice Wine

•	Pearl in the Snow (Red)

New Focus of Our Business

Canned Ginseng Juice

Currently, there are about 10 kinds of ginseng drinks on the market; all of them are imported from Korea.  The price range for those products is 4 –30 RMB per can (about USD $0.60-$ 4.51).

The most important component of ginseng is ginsenoside. Based upon reading of competitor labels, all of their ginseng drinks are produced by blending after extracting ginsenosides through chemical methods. The extraction for ginsenosides will cause damage to its nutritional components.  Our technology is different from that traditional method.  We squeeze out the natural juice from fresh ginseng as the main material plus natural extracts like xylitol, citric acid and steviosides as subsidiary ingredients. We have farming technician periodically inspect farmers to ensure they follow our growing guidelines to control the quality of the fresh ginseng.  We use low residue pesticide and biodegradable fertilizer for ginseng planting. And we use xylitol instead of sugar to lower calories.  Further, products made with xylitol do not cause a sour taste.

The reason direct squeezing is not commonly used in canned ginseng juice is that it needs fresh ginseng as a raw material and preservation of fresh ginseng is very difficult. However, our drink formula enables us to use refrigerated ginseng as raw material to produce canned ginseng juice and still able to preserve its freshness in final products  The drink formula for our ginseng beverages is a registered patent approved by the Chinese government, patent number ZL 03111397.6.  This patent was issued on January 23, 2008 and expires 20 years after issuance.

In order to produce canned ginseng juice, we store our fresh ginseng in refrigerated warehouse space. We are currently renting a refrigerated warehouse (-20 C degree) to store all fresh ginseng inventory necessary for production of the ginseng beverages.   Monthly rent for refrigerated warehouse is RMB 4,500 (about  USD $676.86) . We commenced production in August 2010 and sales in October, 2010 which will be reflected in our financial statement for the three months ended December 31, 2010. However, as we are in the initial stage of ginseng beverage business, we cannot assure the demands for our ginseng beverage will be profitable in the short term and there is no guarantee that we will be able to generate the revenue from ginseng beverage business.

We own the production plant.  The plant is certified by the Chinese government as a Good Manufacturing Process facility, which is required for our production of these products.  Good Manufacturing Process standards cover organization and personnel, building and facilities, equipment, materials, hygiene and sanitation, validation, documentation, production management, quality management, production distribution and recall, complaints and adverse reactions report, and self-inspections.

Wine

Our grapes grown on 750 acres of land leased from a group of individual farmers, paying approximately $37.50 per acre a year for 15 years.  This lease expires on December 31, 2014.   We have adequate and suitable land for growing grapes.  Our vineyard locates in Ji’An City, Jilin Province, North Latitude 41 degree with average temperature 7.5C, annual precipitation 800mm-1000mm, frost free period 150 days out of a year.  Ji’An is the largest grape growing area in Asia. Our current estimated grape production is 565 tons annually.

Grape growing cycle is from April to September, five-six months a year. For grapes, every acre can produce 1500 kg grapes annually and we have planting area for grapes approximately 750 acres as of June 30, 2010.

As of the date of this filing, Tonghua has reserved 1,170 tons of grape juice for fermentation stored in 16 stainless holding tanks. The harvesting cycle of grapes take around 5 months, we plant in April and harvest in the middle of September. Last autumn we harvested 562.5 tons grapes in average and produced 281 tons of juice.  We let the juice ferment for 40 days and  sealed it in barrels in December.

We plan to start production of wine in March, 2011 and sales in April, 2011. We have a written production agreement with Tonghua Jinyuanshan Winery (“Tonghua Winery”) to produce wine for us from May 20, 2009 to May 19, 2012. Under the terms of the agreement, we provide Tonghua with grape juice, bottling supplies and packaging supplies, and Tonghua produce and bottle the wine with a charge of approximately $0.15-0.22 per bottle ( approximately $0.15  a bottle for processing red wine and approximately $0.22 per bottle for processing ice wine).

Distribution

We intend to recruit one general distributor for our products of ginseng beverage and wine in every city.  The city level distributor can recruit the second level distributors.  Addition to recruiting general distributors, in some major cities, Huamei will establish sale branch offices to facilitate the local sales. Our direct sale will target at customers of high end retailers such as supermarkets, pharmacies, hotels, gift shops, entertainment centers, tourists attractions, airport and high speed trains, etc.

We have started negotiating distribution and sales agreements with potential general distributors. Currently, we have signed 10 general distributors for our ginseng beverage and 1 general distributor for our wine.

Competitive environment

The market for ginseng products  and wine is highly competitive. Our operations may be affected by technological advances by competitors, industry consolidation, patents granted to competitors, competitive combination products, new products offered by our competitors, as well as new information provided by other marketed products and/or other post-market studies.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations is based upon our financial statements which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities. On an on-going basis, we evaluate our estimates including the allowance for doubtful accounts, the salability and recoverability of inventory, income taxes and contingencies. We base our estimates on historical experience and on other assumptions that we believes to be reasonable under the circumstances, the results of which form our basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

In addition, Starting August 2010, we have gradually shifted our business from farming to producing ginseng juice and wine with our crops as raw materials. Given this shift of focus of our business, past financial results are not indicative of future performance. Furthermore, we cannot predict what future laws and regulations might be passed that could have a material effect on our results of operations. We assess the impact of significant changes in laws and regulations on a regular basis and update the assumptions and estimates used to prepare our financial statements when we deem it necessary.

Inventory

Inventory consists of fresh and dried Ginseng as well as crushed grapes and is stated at the lower of cost or market value.  Cost is determined using the First-In, First-Out (FIFO) Method.

Ginseng Crops and Grape Crops

The Company uses the full absorption costing method to value its Ginseng crops and Grape Crops.  Included in crop costs are seeds, labor, applicable overhead including depreciation, and supplies. Common costs are allocated in each period based upon the total number of hectors under cultivation during the period.

Ginseng's growing cycle is from April to September, six months a year.  Normally we sow the seed in April and harvest in September and October. Ginseng seeds are obtained after the blossom in autumn, the seed can be sowed in September or next spring, it takes 10 days to germinate and the growing cycle for seedling is 10 days. Grape growing cycle is from April to September, five to six months a year.

For ginseng, every hectare can harvest 18 to 20 kg ginseng; for grapes, every acre can produce 1500 kg grapes; As of June 2010, the planting area for ginseng is 443830 square meter, the planting area for grapes is 750 acres ..

The carrying value of the Ginseng crops and Grape crops is reviewed on a regular basis for any impairment in value using management’s best estimate as to expect future market values, yields and costs to harvest.  Costs accumulated on the acres expected to be harvested during the next fiscal year have been classified as a current asset.

Revenue Recognition

The Company’s primary source of revenue has been from the sale of fresh and dried Ginseng and in the year ended June 30, 2010, one bulk sale of crushed grapes.  Currently, the Company is processing the Ginseng and storing the stock for future juice production which it plans to commence in late 2010.  The grape harvest for 2009 has been crushed and the juice produced has been stored in storage tanks.  The Company plans to do the same for 2010. Ginseng is planted in the Spring (March) and Fall (September) of each year and is generally harvested in September.  It usually takes 6 years for a Ginseng root to mature, although, senior maturity can be 8 years.

Harvested Ginseng can be sold in two ways: (1) fresh Ginseng which can be sold immediately and stored in refrigerators for up to 3 years and (2) dried Ginseng which is processed and dried via sunlight and steam machines. Drying is a two month process.  Dried Ginseng can be stored up to 5 years. The Company has focused on selling dried Ginseng as it is more profitable than selling fresh Ginseng. The Company has also been storing fresh Ginseng for future juice manufacturing.

When the Company sells Ginseng, it receives orders prior to harvest.  For major customers, 20% to 30% is paid upon delivery as payment in advance.  The balance is billed after the customer incurs a lengthy inspection process which can take up to 60 days.  Until the customer finalizes its inspection and deems the shipment acceptable, the shipment is still the property of the Company.  Upon customer completion of inspection and approval, the sale is then recognized and the balance of the invoice price is sent to the Company. For smaller sales, the customers pick up the Ginseng from the Company, pay in cash at time of pick up and receive an invoice with appropriate sales tax applied and a cash acknowledgement. On these orders, revenue is recognized upon payment. The Company had one bulk sale of crushed grape juice and recognized the sale when the tanker left the vineyard.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable consist principally of trade receivables. When Ginseng is shipped to a customer, the customer is entitled to an inspection process which could take up to 60 days.  Upon completion of the inspection and approval process, the customer notifies the company and a sale is recorded.  The allowance for doubtful accounts represents management’s estimate of the amount of probable credit losses, determined by reviewing past due balances and other information.  Account balances are written off against the allowance if management determines the receivable is uncollectible.  The Company’s standard terms stipulate payment in 60 days and consider a receivable to be uncollectible after one appropriate collection efforts have been exhausted.

Vineyard Development Costs

Vineyard development costs consist primarily of the costs of the vines and expenditures related to labor and materials to prepare the land and construct vine trellises. The costs are capitalized within Property and Equipment. When the vineyard becomes commercially productive, annual amortization is recognized using the straight-line method over the estimated economic useful life of the vineyard, which is estimated to be 40 years. All of the company’s vineyards are considered commercially productive.  Amortization of vineyard development costs are included in capitalized crop costs that in turn are included in inventory costs and ultimately become a component of cost of goods sold.

Income Taxes

The Company accounts for income taxes utilizing the liability method of accounting.  Under the liability method, deferred taxes are determined based on differences between financial statement and tax bases of assets and liabilities at enacted tax rates in effect in years in which differences are expected to reverse.

Valuation allowances are established, when necessary, to reduce deferred tax assets to amounts that are expected to be realized.

Going Concern

As of June 30, 2009, the company had a working capital deficiency of $1,041,681. As of June 30, 2010, that amount had risen to $2,067,999. The report of our independent registered public accounting firm on the financial statements for the year ended June 30, 2010 includes an explanatory paragraph indicating substantial doubt as to our ability to continue as a going concern.  To address the company’s cash flow problems, management has taken a series of actions, including raising $2 million as of January, 2011 in capital through a Regulation S private placement and is currently recruiting distributors for ginseng beverage and wine products.  Management believes that these actions will enable the Company to improve cash flow and move towards profitability in the coming year.  Since June 30, 2010, the Company has raised an additional $335,919 in cash through a Regulation S private placement.

Recently Issued Accounting Pronouncements

In July 2010, the FASB issued Accounting Standard Update (“ASU”) 2010-20, “Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses”.  This ASU amends Topic 310 to improve the disclosures that an entity provides about the credit quality of its financing receivables and the related allowance for credit losses. As a result of these amendments, an entity is required to disaggregate by portfolio segment or class certain existing disclosures and provide certain new disclosures about its financing receivables and related allowance for credit losses. For public entities, the disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. Except for the expanded disclosure requirements, the adoption of this ASU is not expected to have a material impact on the Company’s consolidated financial statements.

In January 2010, the FASB expanded the disclosure requirements for fair value measurements relating to the transfers in and out of Level 2 measurements and amended the disclosure for the Level 3 activity reconciliation to be presented on a gross basis. In addition, valuation techniques and inputs should be disclosed for both Levels 2 and 3 recurring and nonrecurring measurements. The new requirements are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about the Level 3 activity reconciliation which are effective for fiscal years beginning after December 15, 2010. The Company adopted the new disclosure requirements on January 1, 2010 except for the disclosure related to the Level 3 reconciliation, which will be adopted on January 1, 2011. The adoption will not have an impact on its consolidated financial condition, results of operations or cash flows.
In October 2009, the FASB issued an amendment to the accounting and disclosure for revenue recognition. The amendment modifies the criteria for recognizing revenue in multiple element arrangements. Under the guidance, in the absence of vendor-specific objective evidence (“VSOE”) or other third party evidence (“TPE”) of the selling price for the deliverables in a multiple-element arrangement, this amendment requires companies to use an estimated selling price (“ESP”) for the individual deliverables.

On July 1, 2009, the Financial Accounting Standards Board (“FASB”) officially launched the FASB Accounting Standards Codification (“ASC”), which has become the single official source of authoritative nongovernmental U.S. GAAP, in addition to guidance issued by the Securities and Exchange Commission. The ASC is designed to simplify U.S. GAAP into a single, topically ordered structure. All guidance contained in the ASC carries an equal level of authority. The ASC is effective for all interim and annual periods ending after September 15, 2009.

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events” (“SFAS 165”), codified in FASB ASC Topic 855-10-05, which provides guidance to establish general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. SFAS 165 (ASC 855-10-05) also requires entities to disclose the date through which subsequent events were evaluated as well as the rationale for why that date was selected. SFAS 165 (ASC 855-10-05) is effective for interim and annual periods ending after June 15, 2009, and accordingly, the Company adopted this pronouncement during the year ended December 31, 2009. SFAS 165 (ASC 855-10-05) requires that public entities evaluate subsequent events through the date that the financial statements are issued. In February 2010, FASB issued Accounting Standards Update 2010-09, “Subsequent Events-Amendments to Certain Recognition and Disclosure Requirements,” removed the requirement that public entities disclosed the date through which subsequent events have been evaluated

Result of Operations

Year ended June 30, 2010 compared to Year ended June 30, 2009

Revenue

Products	June 30, 2010 Revenue	June 30, 2009 Revenue	2010-2009 Variance of Quantity		2010-2009 Variance of Unit Price	2010-2009 Dollar Variance
Ginseng (production)	$105,166	$137,149	(5,046	) kg	(0.063)	$(31,983)
Ginseng (purchase)	274,796	792,527	(208,619	) kg	2.95	(517,731)
Seeds and Seedlings	298,100	367,899	(11,179	) kg	(0.249)	(69,799)
Grape	58,589	-				58,589
Total	$736,651	$1,297,575				$(560,924)

Our total revenue decreased from $1,297,575 for the year ended June 30, 2009 to $736,651 for the year ended June 30, 2010, a decrease of $560,924 or 43% of the revenue for the year ended June 30, 2009.

Our ginseng sales revenue from our ginseng production including our own farming production and ginseng purchased from the farmers leased land from us for the year ended June 30, 2010 decreased $31,983 compared to the year ended June 30, 2009.  This was a reduction of 23.32% over the previous year. Starting in 2008, the Company decided to reserve fresh ginseng as a raw material for our ginseng juice production line. Our revenue from our own farming ginseng production was impacted by our reduced harvesting of ginseng. Since ginseng can continue growing for at least six years, we halted the harvest of the root except in cases where it was not adequate for juice production. (In some cases, rain can cause oxidization on the ginseng, making it unsuitable for beverage production.)

The last few years have seen significant fluctuations in the price of ginseng due to the global recession and local market conditions. Demand for ginseng exports declined in 2008, creating a significant oversupply in China. The price gradually recovered in 2009 after production fell in the nearby region of Heilongjian. In addition, the Chinese government restricted the amount of land available for ginseng farming. Land under our company’s control was not affected by the government restrictions. In 2010, oversupply in the domestic market again caused the price of ginseng to fall but not that much and we believe the government’s actions will lead to a reduced supply of ginseng in the long-term and that this price decline is temporary.

In addition to the circumstantial market condition, our ginseng beverage formula was approved by the Chinese government as a registered patent on January 23, 2008 for 20 years which enables us to produce canned ginseng juice directly from fresh ginseng and preserve its freshness in the ginseng beverage. Therefore, we believe that better opportunities exist for the sale of ginseng beverage rather than ginseng crops. Therefore, we have started to reserve our ginseng production as raw material of ginseng beverage. Furthermore, in anticipation of the increased demands of fresh ginseng for ginseng beverage production in the future, we have reduced harvesting of ginseng starting in 2008.

Part of our business is to purchase and resell ginseng based on orders we receive from our major customers. Our ginseng sales revenue from purchase and resale decreased from $792,527 for the year ended June 30, 2009 to $274,796 for the year ended June 30, 2010, a decline of $517,731 or 65%.  The reason for this decline is a decrease in orders we received. The reason for this decline is primary due to the saturation of the whole ginseng market, which led to market demand decrease for the year ended June 30,  2010 and  caused a decrease in orders we received..

In addition to ginseng root, we also produce seeds and seedlings. The demand for seeds and seedlings is determined by the needs of independent farmers. In 2010, the demand for seeds and seedlings was lower than in 2009. As a result of this decline, our revenue from the sale of seeds and seedlings decreased from $367,899 for the year ended June 30, 2009 to $298,100 for the year ended June 30, 2010.

The 2009-10 fluctuation in prices for ginseng, seeds and seedlings produced by the Company was in the normal range because their price change did not exceed $2.00 per kg.

After the 2008 ginseng market crash in China due to the global economic condition, ginseng market started to recover, such that  both demand and price were back to the average level before 2008 in 2009. The price of ginseng, seeds and seedlings usually flucuates within $2 per kg based on demands. For the year ended June 30, 2010, the selling price for our resale Ginseng increased $2.95per kg compared to the year ended June 30, 2009;  but our quantity of resale Ginseng decreased 208,619 kg that leads us have a 517,731 dollar value decreasing on Ginseng resale.

The price increase for the resale of purchased ginseng was higher than normal because the quality of the 2010 product was substantially higher than in 2009.

The company generated $58,589 in revenue from the sale of grapes for the year ended June 30, 2010. This was the first year the company sold grapes following the 2008 purchase of the vineyard.   The Company decided to sell the 2010 harvest to generate cash.

Cost of Goods Sold

	06/30/2010	Unit Price	Quantity/ Kilo	06/30/2009	Unit Price	Quantity/ Kilo
Ginseng (Farming)	$108,791	6.027	18,049	$236,442	10.411	22.710
Ginseng Purchase for Resale	209,089	4.616	45,286	656,725	2.585	253,905
Write down of Ginseng crops to net realizable value	408,970			6,200
Cost of Inventory Ganzhi	116,935
Grape Sale	58,589
Total	$902,374			$899,367

Our total cost of goods sold increased from $899,367 for the year ended June 30 to $902,374 for the year ended June 30, 2010, an increase of $3,007.  The following is a breakdown:

The total cost of ginseng production decreased from $236,442 for the year ended June 30, 2009 to $108,791 for the year ended June 30, 2010 resulting from a decrease in the quantity of ginseng harvested and a decline in the unit price.

Compared to 2009, more Ginseng was harvested from less acreage increasing the yield resulting in a cost reduction in 2010. The amount of ginseng harvested in 2010 decreased by 20% compared to 2009, while the harvest area decreased by 34% compared to 2009.

The harvest cost is based on the area of ginseng farmland harvested. It includes seeds, seedlings, plant sheds, woodland expenses, wages, fertilizer, pesticides, irrigation, transportation fees, and the building of pathways. These costs are capitalized to Ginseng crop inventory and are prorated to the cost of the harvest. The cost is calculated based on the planting area and quantities of ginseng being harvested.

Our cost of purchasing ginseng for resale in 2010 decreased substantially from $656,725 to $209,089 primarily because of reduced demand. At the same time, the quality of the ginseng increased in 2010 and, as a result, the unit price nearly doubled over the 2009 price.

Although the costs of both growing and purchasing ginseng declined in 2010 by $575,287, the total costs for the two years are nearly identical. That is because other costs rose in 2010 with the company’s diversification. One new cost in 2010 was $58,589 for the production of grapes. Another new cost was $116,935 for Ganzhi inventory. During the year 2010, the Company disposed 18,1678 kg of unqualified ginseng from the refrigerated warehouse; however, we only sold 4,050 kg ginseng. This difference was due to (1) waste from obsolete ginseng, (ii) weight lost due to thawing (iii) loss from drying the ginseng.  As a result, we lost 14,117 kg ginseng at a cost of $116, 935.

The Company also saw a substantial increase in the write down of Ginseng crops to net realizable value, which increased from $6,200 for the year ended June 30, 2009 to $408,970 for the year ended June 30, 2010.  This increase primarily relates to the reduction of Ginseng harvested in 2010, combined with the additional capitalization of Ginseng crop costs in 2010, which resulted in an increase in the capitalized Ginseng determined to be impaired.

Selling General and Administration Expenses

Selling, general and administrative expenses were reduced from $ 303,378 for the year ended June 30, 2009 to $ 280,175 for the year ended June 30, 2010, a reduction of $23,203 or 7.6%. The reduction is mainly from decrease in general administrative expenses and the reduced provisions for bad debts. We recovered $ 133,000 in receivables that were previously written off as uncollectible.  This was offset by an increase in other selling, general and administrative expenses, and an increase of approximately $76,000 in professional fees.

Depreciation and Amortization

Depreciation and amortization was $154,066 for the year ended June 30, 2010, compared to $141,066 for the year ended June 30, 2009, an increase of $13,000 or 9.2%.  This increase is primarily due to the additional depreciation expense on the building acquired on March 2, 2010 for $1,325,479.  Of the total depreciation and amortization, $116,732 and $115,662 was capitalized to Inventory and Ginseng Crops for the years ended June 30, 2010 and 2009, respectively.

Interest Expense

Our Interest expense decreased by $6,217, from $147,784 for the year ended June 30, 2009 to $141,567 for the year ended June 30, 2010, representing a 4.2% reduction.  Interest expense includes an amount for imputed interest relating to non-interest bearing loans to related parties aggregating $115,612 and $120,553 for the years ended June 30, 2010 and 2009, respectively.  The change in imputed interest is the primary reason for the decrease in interest expense.

Income Tax Expense

Income tax expense for the year ended June 30, 2010 is $19,575, a decrease of $27,293 from $46,868 for the year ended June 30, 2009. This income tax expense relates to taxes payable in China by the Company’s subsidiary, Yanbian Huaxing.  The decrease in income tax expense is due to lower taxable income by Yanbian Huaxing in 2010.

Net Loss

The Net Loss for the year ended June 30, 2010 was $648,727; an increase of $526,099 compared to a net loss of $122,628 for the year ended June 30, 2009. The net loss is primarily due to the decline in revenues, the imputation of interest on related party loans and an increase in the write down of Ginseng crops to net realizable value

Liquidity and Capital Resources

Liquidity is the ability of a company to generate funds to support its current and future operations, satisfy its obligations and otherwise operate on an ongoing basis. We usually finance our operation and capital expenditures through loans from related parties, including officers, directors and other shareholders of the Company and raise capital through a Regulation S private placement as well. Our current activities are related to developing our new business strategy:the sale of  Ginseng juice and wine products.

As of June 30, 2009, and as of June 30, 2010, we had negative working capital $1,041,681 and $2,067,999, respectively, which consisted primarily of inventory, Ginseng crops, current portion and accounts receivable, offset primarily by notes payable, loan payable to financial institution and accounts payable

As of June 30, 2009, and as of June 30, 2010, there was no change in our loan payments since the loans remained constant.  Since the lender, Ji’An Qingshi Credit Cooperative has verbally agreed not to call the loan, we can repay this loan at our own discretion when funds available. Thus, the debt in Tonghua acquisition will not have impact on our liquidity and capital resource before we start to repay the lender.

As of June 30, 2010, and as of June 30, 2009, we had notes payables of approximately $755,311 and $675,943 to related parties, respectively. These amounts are mainly due to the working capital demands of the business and are interest free. As of June 30, 2010, we had additional notes payables of approximately $1,251,675 due to the building purchase of beverage business.

At June 30, 2010 we had no material commitments for capital expenditures other than for those expenditures incurred in the ordinary course of business. We started our ginseng beverage production in August 2010 and sales in October, 2010.  As of June 30, 2010, we raised capital $591,902 through a Regulation S private placement and  we intend to continually raise capital through a Regulation S private placement  to meet the capital requirement. Since June 30, 2010, the Company has raised an additional $380,708 in cash through a Regulation S private placement. Meanwhile, we are going to recruit the distributors in different cities, the deposit from our distributors is our another capital resource for our beverage, wine business.

Discussion of Cash Flow

Cash flows results for the fiscal year ended June 30, 2010 and the fiscal year ended June 30, 2009 are summarized as following:

	June 30, 2010	June 30, 2009
Net cash used in operating activities	$(442,247)	$(159,144)
Net cash used in investing activities	(73,804)	(542)
Net cash provided by financial activities	671,270	156,584

Operating activities

Negative cash flows from operating activities increased by $283,103 for the year ended June 30,  2010 compared to June 30, 2009. This increase was primarily the result of an increased net loss of $526,099 in addition to a decrease in accounts payable of $678,513.  These amounts were offset by a decrease in accounts receivable of $365,033 and a decrease in inventory of $438,860. The decrease in accounts receivable was due to the Company being successful in collecting its’ 2009 outstanding receivables.  The Company utilized these collections, along with the cash flows from financing activities, to repay accounts payable which resulted in the accounts payable decrease.  The inventory decreased due to the sale of Ginseng held by Ganzhi in 2010 and an increase in Ginseng crops which were allowed for due to falling prices.

Investing activities

Cash flows used in investing activities increased was $73,804 for the year ended June 30, 2010.  On March 2, 2010, the Company entered into an agreement with Meihekou Hang Yilk Tax Warehousing Logistics, an auctioneer, to purchase office and warehouse facilities.  The Company paid 500,000 RMB (about USD $75,207) on June 24, 2010; obtained an 8 million RMB (about USD $1,203,312 ) bank loan to pay the seller on November 8, 2010; and paid 100,000 RMB (about USD $15,041) in December, 2010.  The remaining balance 400,000 RMB (about USD $60,167 ) should be  paid off by end of June 2010 pursuant to the written contract, however, the Comnpany have obtained oral consent from the seller to extend the due date to December 31, 2011. As at the date of this report, the final payment is in default and the seller has the right to repossess the property and obtain an amount equivalent to 6 months rental expense for using the premises.

Financing activities

Our cash flows provided by financing activities aggregated $671,270 for the year ended June 30, 2010.   During the period March 2010 to June 30, 2010, the Company raised $591,902 from a Regulation S Private Placement to Chinese Nationals and during the year ended June 30, 2010 obtained additional related party loans of $79,368.

Cash flows provided by financing activities for the year ended June 30 2009 was $156,584, primarily from the proceeds of loans payable to related parties aggregating $156,584.

Year ended June 30, 2009 compared to Year ended June 30, 2008

Revenue

	Revenue 06/30/2009	Revenue 06/30/2008
Ginseng Production (Farming)	$137,149	$196,980
Ginseng Purchase & Resale	792,526	-
Seeds	46,094	-
Seedlings	321,806	-
Total Revenue	$1,297,575	$196,980

For the year ended June 30, 2008, we generated total revenue of $196,980 from the farming and sale ginseng roots. For the year ended June 30, 2009, we generated $137,149 from the sale of ginseng that we had grown, $792,526 in revenue from the purchase and resale of ginseng, $46,094 from the sale of seeds and $321,806 from the sale of seedlings.

Our total revenues for the year ended June 30, 2009 increased by $1,100,595 (or 559%) over the year ended June 30, 2008.  The increase was primarily due to the following reasons: (1) In 2009, the Company resumed the purchase and resale of ginseng, (2) In 2009, the Company also resumed the sale of seeds and seedlings, and (3) The increase in revenue from these activities more than offset a decline in revenue from the sale of farmed ginseng. This revenue declined because the company sold only the ginseng that was unsuitable for future juice production and held back Ginseng roots that will be used in manufacturing beverages.

There was a significant decline from 2008 to 2009 in the price of ginseng due to the global recession and local market conditions. Demand for herbal medicine exports declined in 2008, creating a significant oversupply in China. The price gradually recovered in 2009 after production fell in the nearby region of Heilongjian. In addition, the Chinese government restricted the amount of land available for ginseng farming. Land under our company’s control was not affected by the government restrictions.

Cost of Goods Sold

Comparing the year ended June 30, 2008 to the year ended June 30, 2009, our cost of goods sold increased by $603,607, an increase of72% in 2009.

For the year ended June 30, 2008, cost of goods sold stemmed from two major components – $167,332 for ginseng production (farming) cost and $65,277 for the write down of Ginseng crops to net realizable value.

For the year ended June 30, 2009, cost of goods sold had three components - $236,442 from ginseng production (farming) cost, $656,725 from ginseng purchase (outsourcing) cost and $6,200 from the write down of Ginseng crops to net realizable value.

The cost of ginseng inventory includes the capitalized costs incurred in planting and upkeep of the ginseng farmland.  The inventory value increases with the costs incurred from the initial planting of ginseng seeds in the first year to the year the ginseng is harvested.

The primary reason for the substantial increase in the cost of goods sold in 2009 was due to the fact that the company incurred no purchasing cost in 2008. The company didn’t purchase any ginseng from outside vendors in 2008; however, in 2009 we purchased ginseng at a cost of $656,725.

The harvest cost is based on the area of ginseng farmland harvested. It includes seeds, seedlings, plant sheds, woodland expenses, wages, fertilizer, pesticides, irrigation, transportation fees, and the building of pathways.  These costs were allocated (transferred) only when the harvest has occurred. The cost was calculated based on the planting area and quantities of ginseng being harvested.

We harvested 48,637 kg of fresh ginseng in the year ended June 30, 2008 and 22,410 kg in the year ended June 30, 2009. The cost of producing (farming) this ginseng increased $69,111 for the year ended June 30, 2009.  The reason we had $69,111 increase on cost of production in 2009 is because we capitalized more cost on less harvested Ginseng.

In 2009, we had a $6,200 loss from the write down of Ginseng crops to net realizable value.; in 2008, we had $124,881 in losses from the write down of Ginseng crops to net realizable value.. The primary reason for the change is the change in the market price change of ginseng. In 2008, the market price of ginseng dropped significantly because of the global economic crisis, which led to our loss on inventory falling price. In 2009, the market price increased, which led to the gain on inventory falling price.

The percentage of cost of goods sold as a percentage of revenues is 148% for the year ended June 30, 2008 and 69% for the year ended June 30, 2009.  Although the total cost of goods sold increased from 2008 to 2009, the cost of goods sold as a percentage of revenues decreased.  The major reason for the decrease in the ratio is the minimal cost of producing seeds and seedlings.  The company realized $367,899 in revenues from seeds and seedlings in addition to revenues from ginsengs sales in 2009. The company did not sell seeds and seedlings in 2008.

Selling, General and Administrative Costs

Selling, general and administrative expenses were reduced from $364,826 for the year ended June 30, 2008 to $303,378 for the year ended June 30, 2009. That is a decrease of $61,448 or 17% for the year ended June 30, 2009 compared to the year ended June 30, 2008.  The principal reason for the decrease was due to a reduction in bad debts in 2009.

The company took on bad debts in 2008 when it acquired Tonghua Linyuan, which had had accrued bad debts in accounts receivable and other receivable.  These amounts were written off in 2008.

Depreciation and Amortization

Depreciation and amortization was $141,066 for the year ended June 30, 2009 compared to $55,192 for the year ended June 30, 2008, an increase of $85,874 or 156%.  The increase is primarily due to the costs being charged to inventory.  Of the total depreciation and amortization, $115,662 and $14,989 was capitalized to inventory and ginseng crops for the years ended June 30, 2009 and 2008, respectively.

Interest Expense

Our Interest expense increased by $80,267, from $67,517 for the year ended June 30, 2008 to $147,784 for the year ended June 30, 2009, representing a 119% increase.  Interest expense includes and amount for imputed interest relating to non-interest bearing loans to related parties aggregating $120,553 and $62,816 for the years ended June 30, 2009 and 2008, respectively.  The change in imputed interest is the primary reason for the decrease in interest expense.

Income Taxes

We are subject to income tax laws of the US, while our subsidiaries are subject to the income tax laws of China.  Various subsidiaries in China receive different income tax incentives under Chinese tax laws.  Income tax expenses for the year ended June 30, 2009 was $46,868 compared to zero the previous year.  In 2008, the Chinese subsidiaries operated at a loss so there were no tax costs. In 2009, Yanbian Huaxing operated at a profit, which was taxed at the statutory rate of 25%.

Net Income (Loss)

We had a net loss of $122,628 for the year ended June 30, 2009 and a net loss of $573,823 for the year ended June 30, 2008, a decrease of $451,195, or 79%.  The primary reason for the reduction in net loss was due to the fact that Ginseng market recovery and the company diversified its products, thereby substantially increasing its revenues in 2009.

Commitments and Contingencies

The company has employment contacts with key individuals including the President of the Company.  The total commitment per year is approximately $36,200 in 2009.

The Chinese government owns all the land in China, Currently, the Company has grants from the Chinese government for approximately 1,500 hectares of land (3,705 acres) to grow ginseng.  These grants are for twenty years and are set to expire in 2025. These grants can be renewed, although there is no assurance that the Chinese government will renew them in the future.

The Company is obligated to pay back a loan of $292,492 to Ji’An Credit Cooperatives (the debt carried from Tonghua Linyuan),  secured by all assets of Tonghua until the loan is repaid.  The loan was due for repayment on February 4, 2003.  The company is currently in default on the loan and the lender has verbally agreed not to call the loan.

Item 3. Properties.

Our principal executive offices are located at 64 Jie Fang Da Road, Ji Yu Building A, Suite 1208, Changchun City, China 130022. The corporate headquarters occupy approximately 1,721 square feet and is on a one year lease.  The lease expires November 25, 2010.  Rent is approximately $5,562 a year.

We own free and clear the office building located in the city of Yanbian, which is approximately 4,519 square feet, and it is used for office/administrative purposes. We also own free and clear processing center  in the City of Yanbian, which is consisted of 7,090 square feet of space; warehouse space of 1366 square feet; and seasonal worker dormitory of 688 square feet.  In the City of Yanbian, we also own the right to use the parcel of land (129,120 square feet approximately) where these facilities are located.  The land use right is for 30 years commencing November 2002 and there  is no rent required due to the preferential policies

Currently, we rent refrigerated warehouse space of 160 cubic meters and we pay approximately $.27 per cubic meter per day.  The refrigerated warehouse space is 160 cubic meters, which is not enough for our future refrigerated storage needs. We will need to more than double the space. Our current refrigerated storage space is sufficient to store 20 tons of fresh ginseng. However, we might need more refrigerated space in the future after we start production and sales of canned ginseng juice. We are planning to build our own refrigerated warehouse in the future.  We plan to build this facility after we are able to generate stable net income from sales of our ginseng beverage and anticipate that it will take two months to complete.  It will have 1,000 cubic meters storage space.

We rent approximately 1,507 square feet of office space for Tonghua from January 2007 to January 2022 for a monthly rent of approximately $148.

On June 15, 2000, we were granted 20 years land use rights of  approximately 2000 acres of Ermu Forestry land by Ermu County Government, Tunhua. On January 8, 2005, we entered into a land lease agreement with Heilongjiang Province Muling Forestry Bureau and Huaxing Ginseng Industry Co for 1,750 acres of forest to grow ginseng for 20 years and pursuant to the lease agreement, our annual aggregate lease payments are approximately $91,500.

We do not intend to renovate, improve, or develop properties, except as set forth above.  We do not carry property or crop insurance on our land. We have no policy with respect to investments in real estate or interests in real estate and no policy with respect to investments in real estate mortgages.  Further, we have no policy with respect to investments in securities of or interests in persons primarily engaged in real estate activities.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth certain information regarding beneficial ownership of our Common Stock as of February 8, 2011 by (i) each person (or group of affiliated persons) who is known by us to own more than five percent (5%) of the outstanding shares of our Common Stock, (ii) each director, executive officer and director nominee, and (iii) all of our directors, executive officers and director nominees as a group. As of February 8, 2011, we had 40,661,047 shares of Common Stock issued and outstanding.

Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities. For purposes of this table, a person or group of persons is deemed to have “beneficial ownership” of any shares of common stock that such person has the right to acquire within 60 days of February 8, 2011 .  For purposes of computing the percentage of outstanding shares of our common stock held by each person or group of persons named above, any shares that such person or persons has the right to acquire within 60 days of February 8, 2011 is deemed to be outstanding for such person, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. The inclusion herein of any shares listed as beneficially owned does not constitute an admission of beneficial ownership. Notwithstanding the foregoing, because the Series M Preferred Stock votes on as converted basis with the Common Stock, we have included the owners of such stock in this table.  Accordingly, we calculate beneficial ownership for purposes of this table as follows:

A + B

X + B

Where:
A = individual’s current holders of common stock
B = number of shares of common stock individual may own within 60 days
X= number of common stock currently outstanding, including the shares of common stock underlying the Series M Preferred Stock since such class votes on as converted basis with the common.

		Percentage
		of
	Number of	outstanding
	Shares of	shares of
	Common	Common
Name and Address of Beneficiary Owner	Stock	Stock

Liu Jing	2,220,839	6.45%
21 Minqing Street,
Daoli District,
Har’erbin, China
Wang Shuchun [1]	2,513,749	7.30%
No1, Building 6
Sun Village Century Living,
West 3 Blvd.
Kuancheng District
Changchun City, China
Wang Lianhua [1]	2,513,749	7.30%
No1, Building 6
Sun Village Century Living,
West 3 Blvd.
Kuancheng District
Changchun City, China
Ouyang, Qing	500,000	1.45%
19-5-402
Tiantongyuanxisanqu
Changping District
Beijing, China
Sun, Hui	150,000	.44%
4 Yuhuangwei
Longquan Street
Dongchang District
Tonghua, Jilin, China
Zhang, Yingdong	30,000	.09%
703 Dongfeng St,
Luyuan District,
Changchun City, Jilin
Zhang, Yuxiang	35,000	0.1%
20-1-8 Yishou Rd
Meihekou, Jilin
China
Liu Changzhen	550,000	1.60%
No 23-6 Hongqi Street,
Zhaoyang District,
Changchun City,
China
Ren Ying	0	0
Zhizhong Road,
Nanguan District,
Changchun City,
Jilin, China
Cai Xiaohua	50,000	0.14%
2605A Time Int’l Bldg
6 Shuguangxili
Zhaoyang Dist, Beijing
China
Song, Jiankun	550,000	1.60%
502, 3-1- Wenhuiyuan
Honglianancun
Haiding District
Beijing China
All officers and directors as a group [8 persons]	1,865,000	5.42%

[1] Owned 1,963,749 in the name of Lianhua Wang and 550,000 shares in the name of Shuchun Wang, husband and wife.

This table is based upon information derived from our stock records. Applicable percentages are based upon [34,397,297] shares of common stock outstanding as of February 8, 2011.

Item 5. Directors and Executive Officers.

The board of directors elects our executive officers annually.  A majority vote of the directors who are in office is required to fill vacancies.  Each director shall be elected for the term of one year, and until his successor is elected and qualified, or until his earlier resignation or removal. Our directors and executive officers are as follows:

Name	Age	Position
Liu, Changzhen	56	Chairman of the Board
Zhang, Yindong	43	President
Ren, Ying	50	Chief Financial Officer
Cai, Xiaohua	32	Chief Marketing Officer
Zhang, Yuxiang	63	General Manager of Jilin Province Ganzhi Ginseng Products Co., Ltd.; Director
Sun, Hui	51	Director
Ouyang, Qing	43	Director
Song, Jiankun	47	Director

Liu, Changzhen joined us as Chairman of the Board upon our formation in June 2004.  Between 1995 and 2004, he was Chairman and General Manager of Ginseng Group in Jilin Province, China.  As founder, Mr. Liu has a deep understanding of all aspects of our business and substantial experience of developing corporate strategy, assessing emerging industry trends.

Zhang, Yindong joined us as President in February 2009.  From December 2004 to January 2009, Mr. Zhang was Chief Operating Officer/Deputy General Manager of Germany Stabilus Co., Ltd, an auto parts manufacturing company.

Ren, Ying joined us as CFO in September 2005. From March 2001 to August 2005, Ms. Ren was CFO of Guofu Group Inc., a manufacturer and exporter of auto parts. In June 1980, Ms. Ren received a Bachelor Degree from Taxation (Revenue) College.

Cai, Xiaohua joined us as Chief Marketing Officer in February 2008.  From February 2004 to December 2005, Mr. Cai was Sales Director of AstraZeneca Pharmaceuticals.  From January 2006 to March 2007, Mr. Cai was Sales Manager of Shanghai Pharmaceutical Group.  From April 2007 to January 2008, Mr. Cai was Sales Manager of Gaitianly Pharmaceutical Corporation  In 1965, Mr. Cai received an MBA fro Maastricht Management College in the Netherlands.

Zhang, Yuxiang  joined us as Director and General Manager of Jilin Ganzhi Ginseng Products Co., Ltd in September 2005.  From 2002 to 2005, Mr. Zhang was Chairman and General manager of Jilin Ganzhi.

Sun, Hui joined us as Director and General Manager of Tonghua Linyuan Grape Planting Co., Ltd in March 2008. From June 1998 to March  2008, he was General Manager of Tonghua Linyuan.

Ouyang, Qing joined us as Director in June 2004.  Since June 2005, Ms. Ouyang has been Chairman of the Board of Zhoanghui Daoming Investment and Management Co., Ltd.  From February 2002 to May 2005, she was director and deputy general manager at International Settlements Department of Head Office of CITIC Bank and International Finance Holding Investment Department of CITIC.  Ms. Ouyang has extensive experience in assets management and financial and investment affairs.

Song, Jiankun joined us as Director upon formation in November 2005.  From December 2007 to date, Mr. Song has been Chief Strategist at the China Ministry of Information Industry Research Institute.  From May 2005 to December 2007, Mr. Song was a Researcher at China Development Strategy Studies Center.  From September 2001 to April 2005, he was in the PhD program in Management at Beijing Jialtong University and received his degree in April 2005.  Mr. Song has substantial educational experience as well as experience in business strategy and research.

Directors serve for a one-year term and renewable annually.  Our bylaws currently provides for a board of directors comprised of a minimum of one director.

Board Committees

We currently have no compensation committee or other board committee performing equivalent functions. Currently, all members of our board of directors participate in discussions concerning executive officer compensation.

Family Relationships

There are no family relationships among our officers or directors.

Legal Matters

No officer, director, or persons nominated for such positions, promoter or significant employee has been involved in the last ten years in any of the following:

☐	Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time,

☐	Any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses),

☐
Being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities,

☐
Being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

☐
Having any government agency, administrative agency, or administrative court impose an administrative finding, order, decree, or sanction against them as a result of their involvement in any type of business, securities, or banking activity.

☐	Being the subject of a pending administrative proceeding related to their involvement in any type of business, securities, or banking activity.

☐	Having any administrative proceeding been threatened against you related to their involvement in any type of business, securities, or banking activity.

Corporate Governance

Our Board of Directors has five directors and has not established Audit, Compensation, and Nominating or Governance Committees as standing committees. The Board does not have an executive committee or any committees performing a similar function. We are not currently listed on a national securities exchange or in an inter-dealer quotation system that has requirements that a majority of the board of directors be independent. The Board has determined that the two members of the Board are independent.

Item 6. Executive Compensation.

Summary Compensation Table

The table below summarizes all compensation awarded to, earned by, or paid to our Principal Executive Officer, our two most highly compensated executive officers other than our PEO who occupied such position at the end of our latest fiscal year and up to two additional executive officers who would have been included in the table below except for the fact that they were not executive officers at the end of our latest fiscal year, by us, or by any third party where the purpose of a transaction was to furnish compensation, for all services rendered in all capacities to us for the latest two fiscal years ended June 30, 2009 and 2010.

 SUMMARY COMPENSATION TABLE

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)	Option Awards ($) (f)	NonEquity Incentive Plan Compensation ($) (g)	Nonqualified Deferred Compensation Earnings ($) (h)	All Other Compensation ($) (i)	Total ($) (j)
Liu Changzhen,	2009	8,782							8,782
Chairman of the Board	2010	8,782							8,782
Zhang Yindong,	2009	13,173							13173
President	2010	13,173							13,173
Ying Ren,	2009	4,566							4,566
CFO	2010	4,566							4,566
Cai Xiaohua,	2009	17,564							17,564
Chief Marketing Officer	2010	17,574							17,564

Summary Equity Awards Table

The following table sets forth certain information for our executive officers concerning unexercised options, stock that has not vested, and equity incentive plan awards as of June 30, 2010.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END JUNE 30, 2010

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number Of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Liu Changzhen, Chairman of the Board	0	0	0	0	0	0	0	0	0
Zhang Yindong, President	0	0	0	0	0	0	0	0	0
Ying Ren, CFO	0	0	0	0	0	0	0	0	0
Cai Xiaohua, Chief Marketing Officer	0	0	0	0	0	0	0	0	0

Narrative disclosure to summary compensation and option tables

We have the following employment contracts:

Liu, Changzhen

☐	Contract Period: January 1, 2008 to January 1, 2011

☐	Job Description: Chairman of the Board

☐	Remuneration: approximately $731.85 a month

Zhang, Yindong

☐	Contract Period: March 20, 2009 to March 20, 2012

☐	Job Description: President

☐	Remuneration: approximately $1,463.70 a month

Ren, Ying

☐	Contract Period: January 1, 2008 to January 1, 2011

☐	Job Description: Chief Financial Officer

☐	Remuneration: approximately $380.56 a month

Cai, Xiaohua

☐	Contract Period: February 1, 2008 to February 1, 2011

☐	Job Description: CMO (Chief Marketing Officer)

☐	Remuneration: approximately $1,463.70 a month

Board of Directors

We have no compensation arrangements (such as fees for retainer, committee service, service as chairman of the board or a committee, and meeting attendance) with directors. Our director has not received any kind of compensation including cash, stock, options, non-equity incentive plan compensation, nonqualified deferred compensation earnings or other compensation for fiscal year 2008, 2009 and 2010.

Item 7. Certain Relationships and Related Transactions, and Director Independence.

Certain Relationships and Related Transactions

The Company currently does not have transaction with related persons as defined in Item 404 of Regulation S-K.

Director Independence

Our board of directors has determined that we have two board members that qualify as “independent” as the term is used in Item 7(d)(3)(iv)(B) of Schedule 14A under the Securities Exchange Act of 1934, as amended, and as defined by Rule 4200(a)(15) of the NASDAQ Marketplace Rules.  Ouyang, Qing and Song, Jiankun are our independent directors.

Item 8. Legal Proceedings.

We are currently not a party to any material legal or administrative proceedings and are not aware of any pending legal or administrative proceedings against us. We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

Our common stock is quoted on the Pink Sheets under the symbol “CSNG” and has very limited trading.   The last trade was $1.39 on 03/09/2007 and there is no subsequent trading activity.

As of February 7, 2011, we had 303 record holders of common stock. This number excludes any estimate by us of the number of beneficial owners of shares held in street name, the accuracy of which cannot be guaranteed.

Effective August 11, 1993, the SEC adopted Rule 15g-9, which established the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) that the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) states that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stock in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

Options, Warrants, Convertible Securities

We have the following warrants outstanding:  During the period August 2005 to October 2005, the Company issued 798,384 warrants in connection with a private placement.  The warrants vest immediately and are exercisable over a 5 year period.

OTC Bulletin Board Qualification for Quotation

To have our shares of Common Stock on the OTC Bulletin Board, a market maker must file an application on our behalf in order to make a market for our Common Stock.  We have engaged in preliminary discussions with a FINRA Market Maker to file our application on Form 211 with FINRA, but as of the date of this Prospectus, no filing has been made.  Based upon our counsel's prior experience, we anticipate that after this registration statement is declared effective, it will take approximately 2 - 8 weeks for FINRA to issue a trading symbol and allow sales of our Common Stock under Rule 144.

Dividends

We have not declared any cash dividends on our common stock since our inception and do not anticipate paying such dividends in the foreseeable future.  We plan to retain any future earnings for use in our business.  Any decisions as to future payments of dividends will depend on our earnings and financial position and such other facts, as the board of directors deems relevant.

Reports to Shareholders

As a result of this filing, as required under Section 12(g) of the Securities Exchange Act of 1934, we will be required to file quarterly and annual reports with the SEC and will also be subject to the proxy rules of the SEC. In addition, our officers, directors and 10% stockholders will be required to submit reports to the SEC on their stock ownership and stock trading activity.

Where You Can Find Additional Information

We have filed with the Securities and Exchange Commission a registration statement on Form 10.  For further information about us and the shares of common stock to be sold in the offering, please refer to the registration statement and the exhibits and schedules thereto. The registration statement and exhibits may be inspected, without charge, and copies may be obtained at prescribed rates, at the SEC's Public Reference Room at 100 F St., Nashington, D.C. 20549.  The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The registration statement and other information filed with the SEC are also available at the web site maintained by the SEC at http://www.sec.gov.

Item 10. Recent Sales of Unregistered Securities.

On March 31, 2008, we closed an offering of aggregate $1,331, 491 from issuing  6,155,000 shares of its common stock to 159 non-U.S. citizens or residents at a purchase price of $0.22 per share. We used the proceeds to acquire Tonghua Linyuan Grape Planting Co., Limited.

We commenced on March 5, 2010 a private placement with a maximum offering of 10,000,000  shares of its common stock at $0.25 per share to non-US investors in reliance upon the exemption from securities registration afforded by Regulation S (“Regulation S”) as promulgated under the Securities Act of 1933. As of June 30, 2010, we have raised $591,902 for our business development from this financing. As of August 30, 2010, we raised an additional $335,919 from this placement, resulting in a total offering of aggregate $927,821.

We believed that exemption under Regulation S was available because:

☐	a.	None of these issuances involved underwriters, underwriting discounts or commissions;

☐	b.	We placed Regulation S required restrictive legends on all certificates issued;

☐	c.	No offers or sales of stock under the Regulation S offering were made to persons in the United States;

☐	d.	No direct selling efforts of the Regulation S offering were made in the United States.

In connection with the above transactions, although some of the investors may have also been accredited, we provided the following to all investors at the time of the offering:

☐	•	Access to all our books and records.

☐	•	Access to all material contracts and documents relating to our operations.

☐	•	The opportunity to obtain any additional information, to the extent we possessed such information, necessary to verify the accuracy of the information to which the investors were given access.

Prospective investors were invited to review at our offices at any reasonable hour, after giving reasonable advance notice, any materials available to us concerning our business.

Item 11. Description of Registrant’s Securities to be Registered.

The following description as a summary of the material terms of the provisions of our Articles of Incorporation and Bylaws.  The Articles of Incorporation and Bylaws have been filed as exhibits to the filing.

Common Stock

We are authorized to issue 50,000,000 shares of common stock with $0.001 par value per share. As of the date of this registration statement, there were 38,126,047 shares of common stock issued and outstanding held by 303 shareholders.

Each share of common stock entitles the holder to one vote, either in person or by proxy, at meetings of shareholders. The holders are not permitted to vote their shares cumulatively. Accordingly, the shareholders of our common stock who hold, in the aggregate, more than fifty percent of the total voting rights can elect all of our directors and, in such event, the holders of the remaining minority shares will not be able to elect any of the such directors. The vote of the holders of a majority of the issued and outstanding shares of common stock entitled to vote thereon is sufficient to authorize, affirm, ratify or consent to such act or action, except as otherwise provided by law.  Our directors are elected by a plurality vote as specified in Section 7 of our By-laws.

Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available. We have not paid any dividends since our inception, and we presently anticipate that all earnings, if any, will be retained for development of our business. Any future disposition of dividends will be at the discretion of our Board of Directors and will depend upon, among other things, our future earnings, operating and financial condition, capital requirements, and other factors.

Holders of our common stock have no preemptive rights or other subscription rights, conversion rights, redemption or sinking fund provisions. Upon our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all of our debts and other liabilities. There are not any provisions in our Articles of Incorporation or our by-laws that would prevent or delay change in our control.

Item 12. Indemnification of Directors and Officers.

Our Bylaws provide, in pertinent part, that the corporation shall, to the maximum extent permitted by the Nevada General Corporation Law, indemnify each of its agents against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact any such person is or was an agent of the corporation.  For purposes of this Section, an “agent” of the corporation includes any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, or was a director, officer, employee, or agent of a corporation which was a predecessor corporation of the corporation or of another enterprise at the request of such predecessor corporation.

Under Nevada law, the determination of the rights of such indemnification and the amount thereof may be made, at the option of the person to be indemnified, by (1) order of the Court or administrative body or agency having jurisdiction over the matter for which indemnification is being sought; (2) resolution adopted by a majority of a quorum of our disinterested directors; (3) if there is no such quorum, resolution adopted by a majority of the committee of stockholders and disinterested directors of the Company; (4) resolution adopted by a majority of the quorum of directors entitled to vote at any meeting; or (5) Order of any Court having jurisdiction over the Company.  Such right of indemnification is not exclusive of any other right which such director or officer may have, and without limiting the generality of such statement, they are entitled to their respective rights of indemnification under any bylaws, agreement, vote of stockholders, provision of law, or otherwise in addition to their rights under our Bylaws.

With regard to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of the Corporation in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such case.

Item 13. Financial Statements and Supplementary Data.

MEYLER & COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS
ONE ARIN PARK
1715 HIGHWAY 35
MIDDLETOWN, NJ 07748

Report of Independent Registered Public Accounting Firm

To the Board of Directors
China Ginseng Holdings, Inc. and Subsidiaries
Changchun City, China

We have audited the accompanying consolidated balance sheets of China Ginseng Holdings, Inc. and Subsidiaries as of June 30, 2010 and 2009 (Restated) and the related consolidated statements of operations, stockholders’ equity and comprehensive loss, and cash flows for each of the years in the two-year period ended June 30, 2010 (2009 Restated).  China Ginseng Holdings, Inc. and Subsidiaries management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Ginseng Holdings, Inc. and Subsidiaries as of June 30, 2010 and 2009 (Restated), and the results of its operations and its cash flows for each of the years in the two-year period ended June 30, 2010 (2009 Restated) in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note B to the consolidated financial statements, the Company has incurred an accumulated deficit of $1,727,592 since inception, and there are existing uncertain conditions the Company faces relative to its’ ability to obtain working capital and operate successfully. These conditions raise substantial doubt about its’ ability to continue as a going concern.  Management’s plans regarding these matters are also described in Note B.  The consolidated financial statements do not include any adjustments that may result from the outcome of this uncertainty.

As discussed in Note A to the consolidated financial statements, the Company has restated its 2009 Consolidated Financial Statements.

/s/ Meyler & Company, LLC

Middletown, NJ

November 10, 2010, except for Notes A and F, as to which the date is February 8, 2011

CHINA GINSENG HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	June 30,
	2010	2009
		(Restated)
CURRENT ASSETS
Cash	$171,111	$10,227
Accounts receivable- net of allowance for bad debts of $9,471 and $126,685 at June 30, 2010 and 2009, respectively	45,245	162,214
Inventory	1,119,542	1,152,285
Ginseng crops, current portion	308,764	240,859
Due from related parties	23,475	12,874
Prepaid expenses	30,503	49,888
Total Current Assets	1,698,640	1,628,347

PROPERTY AND EQUIPMENT, net of accumulated depreciation of $847,435 and $690,010 at June 30, 2010 and 2009, respectively	2,563,317	1,381,247

OTHER ASSETS
Ginseng crops, non-current portion	3,527,967	3,601,953
Intangible assets-patents, net of accumulated amortization of $7,230 and $5,547 at June 30, 2010 and 2009, respectively	9,225	10,723
Receivable from farmers	157,665	105,110
Deferred income tax asset	130,189	51,147
Total Assets	$8,087,003	$6,778,527

CURRENT LIABILITIES
Loan payable to financial institution	$294,512	$292,744
Note payable – building purchase	1,251,675
Notes payable – related parties	755,311	675,943
Accounts payable	887,945	1,447,781
Accrued expenses	350,652	120,845
Taxes payable	205,758	112,054
Payments received in advance	20,786	20,661
Total Current Liabilities	3,766,639	2,670,028

LONG-TERM PAYABLE – Farmers	420,440	280,293
Total Liabilities	4,187,079	2,950,321

COMMITMENTS AND CONTINGENCIES (Note P)

STOCKHOLDERS’ EQUITY
Common stock, $0.001 par value, 50,000,000 shares authorized; 36,776,047 and 34,397,297 shares issued and outstanding at June 30, 2010 And 2009, respectively	36,777	34,398
Additional paid-in capital	5,125,683	4,420,548
Accumulated deficit	(1,727,592)	(1,078,865)
Accumulated other comprehensive income	465,056	452,125
Total Stockholders’ Equity	3,899,924	3,828,206
Total Liabilities and Stockholders’ Equity	$8,087,003	$6,778,527

See accompanying notes to consolidated financial statements.

CHINA GINSENG HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended
	June 30,
	2010	2009
		(Restated)

REVENUE	$736,651	$1,297,575

COSTS AND EXPENSES
Cost of goods sold	902,374	899,367
Selling, general and administrative expenses	280,175	303,378
Depreciation and amortization	37,334	25,403
Total Costs and Expenses	1,219,883	1,228,148

INCOME (LOSS) FROM OPERATIONS	(483,232)	69,427

NON OPERATING INCOME (EXPENSE)
Other income	-	2,597
Other expenses	(4,353)	-
Interest expense	(141,567)	(147,784)
Net Other Income (Expense)	(145,920)	(145,187)

LOSS BEFORE INCOME TAXES	(629,152)	(75,760)

PROVISION FOR INCOME TAXES	19,575	46,868

NET LOSS	$(648,727)	$(122,628)

NET LOSS PER COMMON SHARE
Basic	$(0.02)	$(0.00)
Diluted	$(0.02)	$(0.00)

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING –
Basic	34,659,752	34,397,297
Diluted	34,659,752	34,397,297

See accompanying notes to consolidated financial statements.

CHINA GINSENG HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended
	June 30,
	2010	2009
		(Restated)

Cash Flows from Operating Activities:
Net loss	$(648,727)	$(122,628)
Adjustments to reconcile net loss to net cash from operating activities:
Depreciation and amortization	154,066	141,066
Imputed interest	115,612	120,553
Changes in assets and liabilities:
(Increase) decrease in accounts receivable	166,857	(198,176)
(Increase) decrease in inventory	38,824	(400,036)
(Increase) decrease in prepaid expense	(30,503)
(Increase) decrease in due from related parties	(10,601)	(12,592)
(Increase) decrease in receivable from farmers	(52,555)	(52,555)
(Increase) decrease in payable to farmers	140,147	140,147
(Increase) decrease in deferred income tax	(79,042)
Increase (decrease) in accounts payable	(559,836)	118,677
Increase (decrease) in taxes payable	93,704	42,419
Increase (decrease) in accrued expenses	229,807	63,981
Net cash provided by (used in) operating activities	(442,247)	(159,144)

Cash Flows from Investing Activities:
Purchase of property and equipment	(73,804)	(542)
Net cash provided by (used in) investing activities	(73,804)	(542)

Cash Flows from Financing Activities:
Proceeds from sale of common stock for cash	591,902
Proceeds from loans payable to related parties	336,259	301,776
Repaymens of loans payable to related parties	(256,891)	(145,192)
Net cash provided by (used in) financing activities	671,270	156,584

Effect of exchange rate on cash	5,665	(3,309)

Increase (decrease) in cash	160,884	(6,411)

Cash at beginning of period	10,227	16,638

Cash at end of period	$171,111	$10,227

See accompanying notes to consolidated financial statements.

CHINA GINSENG HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended
	June 30,
	2010	2009
		(Restated)
Supplemental Disclosure of Cash Flow Information:
Cash paid for:
Interest	-	$20,500
Income taxes	-	-
Non-cash disclosures
Property and equipment	(1,251,675)	-
Note payable-building purchase	1,251,675	-

See accompanying notes to consolidated financial statements.

CHINA GINSENG HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE LOSS
FOR THE YEARS ENDED JUNE 30, 2010 AND 2009 (Restated)

					Accumulated
			Additional		Other	Total
	Common Stock		Paid-in	Accumulated	Comprehensive	Stockholders'
	Shares	Amount	Capital	Deficit	Income	Equity
Balance, June 30,2008	34,397,297	$34,398	$4,299,995	$(956,237)	$437,196	$3,815,352

Imputed interest for related party loans			120,553			120,553
Net loss for the year ended June 30, 2009	-	-	-	(122,628)	-	(122,628)
Translation adjustment	-	-	-	-	14,929	14,929
Total comprehensive loss	-	-	-	-	-	(107,699)
Balance, June 30, 2009 (Restated)	34,397,297	34,398	4,420,548	(1,078,865)	452,125	3,828,206

Issuance of private placement shares for cash at $0.2488 per share	2,378,750	2,379	589,523	-	-	591,902
Imputed interest for related party loans			115,612			115,612
Net loss for the year ended June 30, 2010	-	-	-	(648,727)	-	(648,727)
Translation adjustment	-	-	-	-	12,931	12,931
Total comprehensive loss	-	-	-	-		(635,796)
Balance, June 30, 2010	36,776,047	$36,777	$5,125,683	$(1,727,592)	$465,056	$3,899,924

See accompanying notes to consolidated financial statements.

CHINA GINSENG HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2010 AND 2009

NOTE A – RESTATEMENTS

The Company’s financial statements for the nine months ended March 31, 2010 and 2009 and for the years ended June 30, 2009 and 2008 have been restated.  The effects of the restatements are presented in the following table:

	Nine months ended		Nine months ended		Year ended		Year ended
	March 31, 2010		March 31, 2009		June 30, 2009		June 30, 2008
	As Reported	As Restated	As Reported	As Restated	As Reported	As Restated	As Reported	As Restated

Receivable from farmers (2)	-	$118,249	-	-	-	$105,110	-	$52,555
Long-term payable- farmers(2)	-	315,330	-	-	-	280,293	-	140,146
Property and equipment, net(3)	$1,411,978	1,294,696	-	-	$1,498,529	1,381,247	$1,630,894	1,513,612
Ginseng crops, Non-current portion(2)	-	23,370	-	-	3,549,575	3,601,953	3,266,919	3,294,856
Additional paid-in capital (1)(2)(3)	4,243,566	4,384,382	$4,243,566	$4,436,409	4,243,566	4,420,548	4,243,566	4,299,995
Retained earnings(1) (2)(3)	(758,347)	(1,016,445)	-	-	(661,796)	(1,078,865)	(722,872)	(956,237)
Cost of sales(2)	253,690	301,107	879,356	926,719	836,216	899,367	232,609	292,263
Interest expense(1)	(15,361)	(96,289)	(27,478)	(111,865)	(27,231)	(147,784)	(4,701)	(67,517)
Net income (loss)(1), (2)	(96,551)	(224,896)	114,069	(17,681)	61,076	(122,628)	(451,353)	(573,823)
Earnings per share(4)	-	-	$(0.01)	$(0.00)	$(0.01)	$(0.00)	-	-

Notes:

(1)
The Company determined that an imputed interest on loans with related parties that are non-interest bearing should be recorded as interest expense and a related capital contribution should be recorded utilizing the Company’s borrowing rate.  The Company has accordingly computed the interest expense for each of the respective periods as follows:  $120,533 and $62,816 for the years ended June 30, 2009 and 2008; $80,928 and 84,387 for the nine months ended March 31, 2010 and 2009.  As the years prior to June 30, 2008 are not presented, an amount of $45,640 was reflected as an adjustment to the opening balance of the Company’s Accumulated Deficit.

(2)
The Company determined that the agreements it had entered into with the local farmers for the cultivation of portions of the Company’s land should be recorded.  Accordingly, the Company has recorded the related receivables and payables due under the agreements and re-assessed its impairment computation utilizing the lower of cost or market rules.  The nature of these agreements is discussed further in Note G.  The following summarizes increases (decreases) resulting from these agreements:

	March 31, 2010	June 30, 2009	June 30, 2008
Receivable from farmers	$118,249	$105,110	$52,555
Ginseng crops- non current	23,370	52,378	27,937
Long term payables to farmers	315,330	280,293	140,146
Accumulated deficit	(170,222)	(122,805)	(59,654)
Cost of sales	47,417	63,151	59,654

Additionally, the Statement of Operations for the nine months ended March 31, 2009 was restated to reflect an additional impairment of Ginseng Crops of $47,363.

(3)
Upon the initial acquisition of Yanbian in 2005, the Company recognized negative goodwill of $ 117,282 as the excess of the fair value of the net assets of Yanbian over the purchase price.  This negative goodwill resulted from two transactions, the initial acquisition of 55% and the subsequent acquisition of the remaining 45% of Yanbian.  The Company erroneously recorded the negative goodwill relating the initial 55% acquisition as income rather than reducing its’ non-current assets, which was property and equipment. The Company also erroneously recorded the negative goodwill relating to the 45% acquisition as additional paid in capital.  The Company restated its’ financial statements by decreasing its Property and equipment by $117,282, decreasing its Additional paid-in capital by $52,027 (representing the 45% acquisition) and decreasing its’ Opening accumulated deficit by $65,255 (representing the 55% acquisition.) Adjustment of loss per share.  The previously presented amounts were erroneously rounded from $ (0.00) to $ (0.01).

NOTE B – NATURE OF BUSINESS, PRESENTATION AND GOING CONCERN

China Ginseng Holdings, Inc. and Subsidiaries (the “Company”), was incorporated under the laws of Nevada on June 24, 2004.

On November 24, 2004, the Company acquired 55% of Yanbian Huaxing Ginseng Industry Co. Limited (“Yanbian Huaxing”), which is located in China and, is in the business of farming, processing, distribution, and marketing of Asian Ginseng.  In 2010, the Company ceased marketing Ginseng and is presently utilizing the harvest to produce a Ginseng beverage.  On November 24, 2005, the Company acquired the remaining 45% interest in Yanbian Huaxing.

Yanbian Huaxing controls, through 20 year leases granted by the Chinese Government, approximately 1,500 hectors (3,705 acres) of land used to grow Ginseng.  The Company had no operations prior to November 24, 2004. These leases expire through the year 2024.

On August 24, 2005, the Company acquired Jilin Ganzhi Ginseng Produce Co. Limited, whose principal business is the manufacture of Ginseng drinks.

On October 19, 2005, the Company incorporated a new company, Jilin Huamei Beverage Co. Limited (“Jilin Huamei”).  To date, Jilin Huamei has not had any significant operations.

CHINA GINSENG HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2010 AND 2009

NOTE B – NATURE OF BUSINESS, PRESENTATION AND GOING CONCERN (CONTINUED)

On March 31, 2008 the Company acquired Tonghua Linyuan Grape Planting Co. Limited (“Tonghua Linyuan”) whose principal activity is the growing, cultivation and harvesting of a grape vineyard. The Company plans to produce wine and grape juice but to date has not commenced production. As of June 30, 2010, Tonghua Linyuan leased 750 acres of land on which the grape vines are planted. The lease expires on December 31, 2014. The Company anticipates that the lease will be renewed.

Going Concern

As indicated in the accompanying financial statements, the Company has accumulated deficits of $1,727,592 and $1,078,865 at June 30, 2010 and 2009, respectively, and there are existing uncertain conditions the Company foresees relating to its ability to obtain working capital and operate successfully.  At June 30, 2010, the Company had a negative working capital of $2,067,999. Management’s plans include the raising of capital through the equity markets to fund future operations and the generating of revenue through its businesses. Failure to raise adequate capital and generate adequate sales revenues could result in the Company having to curtail or cease operations.

Additionally, even if the Company does raise sufficient capital to support its operating expenses and generate adequate revenues, there can be no assurances that the revenues will be sufficient to enable it to develop business to a level where it will generate profits and cash flows from operations.  These matters raise substantial doubt about the Company’s ability to continue as a going concern.  However, the accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.  These financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

Consolidated Financial Statements

The financial statements include the accounts and activities of China Ginseng Holdings, Inc. and its wholly-owned subsidiaries, Yanbian Huaxing Ginseng Co. Limited, Jilin Huamei Beverage Co. Limited, Jilin Ganzhi Ginseng Products Co. Limited, and Tonghua Linyuan Grape Planting Co. Limited.  All intercompany transactions have been eliminated in consolidation.

NOTE C – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Effective July 1, 2009, the Company adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 105-10 Generally Accepted Accounting Principles-Overall (“ASC 105-10”). ASC 105-10 establishes the FASB Accounting Standards Codification (the “Codification”) as the source of authoritative accounting principles recognized by the FASB to be applied to nongovernmental entities in the preparation of financial statements in conformity with U.S. GAAP for SEC registrants.  All guidance contained in the Codification carries an equal level of authority.  The Codification superseded all existing non-SEC accounting and reporting standards.  All other non-grandfathered, non-SEC accounting literature not included in the codification is non-authoritative.  The FASB will not issue new standards in the form of Statements, FASB Positions or Emerging Issue Task Force Abstracts.  Instead, it will issue Accounting Standards Updates (“ASUs”).  The FASB will not consider ASUs as authoritative in their own right.  ASUs will serve only to update the Codification, provide background information about the guidance and provide the basis for conclusions on the change(s) in the Codification.  References made to FASB guidance throughout this document have been updated for the Codification.

CHINA GINSENG HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2010 AND 2009

NOTE C – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Foreign Currency Translation

The Company considers the Chinese Yuan Renminbi to be its functional currency.  The Company does not have any material transactions in foreign currencies other than the Chinese Yuan Renminbi. Assets and liabilities were translated into US dollars at period-end exchange rates.  Statement of operations amounts were translated using the average rate during the period.  Gains and losses resulting from translating foreign currency financial statements are included in accumulated other comprehensive income, a separate component of stockholders’ equity.

Cash Equivalents

For purposes of reporting cash flows, cash equivalents include investment instruments purchased with an original maturity of three months or less.  There were no cash equivalents at June 30, 2010 and 2009.

Inventory

Inventory consists of fresh and dried Ginseng as well as crushed grapes and is stated at the lower of cost or market value.  Cost is determined using the First-In, First-Out (FIFO) Method.

Ginseng Crops

The Company uses the full absorption costing method to value its Ginseng crops.  Included in crop costs are seeds, labor, applicable overhead including depreciation, and supplies. Common costs are allocated in each period based upon the total number of hectors under cultivation during the period.

The carrying value of the Ginseng crops is reviewed on a regular basis for any impairment in value using management’s best estimate as to expected future market values, yields and costs to harvest.  Costs accumulated on the acres expected to be harvested during the next fiscal year have been classified as a current asset.

Revenue Recognition

The Company’s primary source of revenue has been from the sale of fresh and dried Ginseng and in the year ended June 30, 2010, one bulk sale of crushed grapes.  Currently, the Company is processing the Ginseng and storing the stock for future juice production which it plans to commence in the later part of 2010.  The grape harvest for 2009 has been crushed and the juice produced has been stored in storage tanks.  The Company plans to do the same for 2010. Ginseng is planted in the Spring (March) and Fall (September) of each year and is generally harvested in September.  It usually takes 6 years for a Ginseng root to mature, although, senior maturity can be 8 years.

CHINA GINSENG HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2010 AND 2009

NOTE C – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (Continued)

Harvested Ginseng can be sold in two ways: (1) fresh Ginseng which can be sold immediately and stored in refrigerators for up to 3 years and (2) dried Ginseng which is processed and dried via sunlight and steam machines. Drying is a two month process.  Dried Ginseng can be stored up to 5 years. The Company has focused on selling dried Ginseng as it is more profitable than selling fresh Ginseng. The Company has also been storing fresh Ginseng for future juice manufacturing.

When the Company sells Ginseng, it receives orders prior to harvest.  For major customers, 20% to 30% is paid upon delivery as payment in advance.  The balance is billed after the customer incurs a lengthy inspection process which can take up to 60 days.  Until the customer finalizes its inspection and deems the shipment acceptable, the shipment is still the property of the Company.  Upon customer completion of inspection and approval, the sale is then recorded and the balance of the invoice price is sent to the Company. For smaller sales, the customers pick up the Ginseng from the Company, pay in cash at time of pick up and receive an invoice with appropriate sales tax applied and a cash acknowledgement. On these orders, revenue is recognized upon payment. The Company had one bulk sale of crushed grape juice and recognized the sale when the tanker left the vineyard.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable consist principally of trade receivables. When Ginseng is shipped to a customer, the customer is entitled to an inspection process which could take up to 60 days.  Upon completion of the inspection and approval process, the customer notifies the company and a sale is recorded. Receivables from sales are based upon contracted prices. The Company provides an allowance for doubtful accounts which is based upon a review of outstanding receivables, historical collection information, and existing economic conditions.  Normal trade receivables are due 60 days after the date of sale.  Trade receivables past due more than 120 days are considered delinquent. Delinquent receivables are written off based upon individual credit evaluation and specific circumstances of the customer. The allowance for doubtful accounts was $19,293 and $126,685 at June 30, 2010 and June 30, 2009, respectively.

Property and Equipment

Property and equipment is recorded at cost and is depreciated using the straight line method over the estimated useful lives of the respective assets, as follows:

Biological assets – vineyard	40 years
Buildings and improvements	6 - 40 years
Machinery and equipment	5 - 15 years
Motor vehicles	5 - 10 years
Office equipment	5 - 10 years

Routine maintenance, repairs and replacement costs are expensed as incurred and improvements that extend the useful life of the assets are capitalized.  When equipment is sold or otherwise disposed of, the cost and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is recognized in operations.

CHINA GINSENG HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2010 AND 2009

NOTE C – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Vineyard Development Costs

Vineyard development costs consist primarily of the costs of the vines and expenditures related to labor and materials to prepare the land and construct vine trellises. The costs are capitalized within Property and Equipment. When the vineyard becomes commercially productive, annual amortization is recognized using the straight-line method over the estimated economic useful life of the vineyard, which is estimated to be 40 years. All of the company’s vineyards are considered commercially productive.

Amortization of vineyard development costs are included in capitalized crop costs that in turn are included in inventory costs and ultimately become a component of cost of goods sold. For the year ending June 30, 2010 and 2009, approximately $29,961 and $26,626, respectively, was amortized into inventory costs.

Net Loss Per Common Share

The Company computes per share amounts in accordance with ASC Topic 260 Earnings per Share (EPS) which requires presentation of basic and diluted EPS.  Basic EPS is computed by dividing the income (loss) available to Common Stockholders by the weighted-average number of common shares outstanding for the period.  Diluted EPS is based on the weighted-average number of shares of Common Stock and Common Stock equivalents outstanding during the periods. Diluted EPS is not presented as it would be antidilutive.

Stock Based Compensation

The Company accounts for stock issued for services in accordance with Topic ASC 718 Compensation-Stock Compensation (formerly SFAS No. 123R “Share Based Payments). All transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.  Equity instruments issued to employees and the cost of the services received as consideration are measured and recognized based upon the fair value of the equity instruments issued.

Comprehensive Income

The Company follows ASC 220-10, Reporting Comprehensive Income, (formerly SFAS No. 130). ASC 220-10 requires the reporting of comprehensive income in addition to net income from operations. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of information that historically has not been recognized in the calculation of net income.

Fair Value of Financial Instruments

The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable and accounts payable approximate fair value because of the immediate or short-term maturity of these financial instruments.

CHINA GINSENG HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2010 AND 2009

NOTE C – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company accounts for income taxes utilizing the liability method of accounting.  Under the liability method, deferred taxes are determined based on differences between financial statement and tax bases of assets and liabilities at enacted tax rates in effect in years in which differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to amounts that are expected to be realized.

Uncertainty in Income Taxes

The Company follows ASC 740-10 Accounting for Uncertainty in Income Taxes (“ASC 740-10”).  This interpretation requires recognition and measurement of uncertain income tax positions using a “more-likely-than-not” approach.  ASC 740-10 is effective for fiscal years beginning after December 15, 2006.  Management has adopted ASC 740-10 for 2009, evaluates their tax positions on an annual basis, and has determined that as of June 30, 2010, no additional accrual for income taxes other than the foreign, federal and state provisions and related interest and estimated penalty accruals are considered necessary.

Impairment of Long-Lived Assets

Long-lived assets, primarily property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or a significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable.  For long-lived assets to be held and used, the Company recognizes an impairment loss only if its carrying amount is not recoverable through its undiscounted cash flows and measures the impairment loss based on the difference between the carrying amount and estimated fair value.

Fair Value Measurements

In September 2006, ASC issued 820, Fair Value Measurements.  ASC 820 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosure about fair value measurements.

In February 2007, ASC issued 825-10 The Fair Value Option for Financial Assets and Financial Liabilities-Including an Amendment of ASC 320-10, (“ASC 825-10”) which permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates.  A business entity is required to report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date.

Recent Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update 2010-02, Consolidation (Topic 810): Accounting and Reporting for Decreases in Ownership of a Subsidiary. This amendment to Topic 810 clarifies, but does not change, the scope of current US GAAP. It clarifies the decrease in ownership provisions of Subtopic 810-10 and removes the potential conflict between guidance in that Subtopic and asset derecognition and gain or loss recognition guidance that may exist in other US GAAP.  An entity is required to follow the amended guidance beginning in the period that it first adopts FAS 160 (now included in Subtopic 810-10).  For those entities that have already adopted FAS  160, the amendments are effective at the beginning of the first interim or annual reporting period ending on or after December 15, 2009. The amendments should be applied retrospectively to the first period that an entity adopted FAS 160.  The adoption of the provisions of ASU 2010-02 did not have a material effect on the financial position, results of operations or cash flows of the Company.

CHINA GINSENG HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2010 AND 2009

NOTE C – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Accounting Pronouncements (Continued)

In January 2010, the FASB issued Accounting Standards Update 2010-01, Equity (Topic 505): Accounting for Distributions to Shareholders with Components of Stock and Cash (A Consensus of the FASB Emerging Issues Task Force). This amendment to Topic 505 clarifies the stock portion of a distribution to shareholders that allows them to elect to receive cash or stock when a limit on the amount of cash that will be distributed is not a stock dividend for purposes of applying Topics 505 and 260 effective for interim and annual periods ending on or after December 15, 2009, and would be applied on a retrospective basis. The adoption of ASU 2010-01 did not have a material effect on the financial position, results of operations or cash flows of the Company.

In September 2009, the FASB issued Update No. 2009-13, Multiple-Deliverable Revenue Arrangements—a consensus of the FASB Emerging Issues Task Force (ASU 2009-13). It updates the existing multiple-element revenue arrangements guidance currently included under ASC 605-25, which originated primarily from the guidance in EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables (EITF 00-21). The revised guidance primarily provides two significant changes: 1) eliminates the need for objective and reliable evidence of the fair value for the undelivered element in order for a delivered item to be treated as a separate unit of accounting, and 2) eliminates the residual method to allocate the arrangement consideration. In addition, the guidance also expands the disclosure requirements for revenue recognition. ASU 2009-13 will be effective for the first annual reporting period beginning on or after June 15, 2010, with early adoption permitted provided that the revised guidance is retroactively applied to the beginning of the year of adoption. The Company does not expect these changes to have a material impact on its’ financial statements.

Effective July 1, 2009, the Company adopted FASB ASU No. 2009-05, Fair Value Measurements and Disclosures (Topic 820) (“ASU 2009-05”). ASU 2009-05 provided amendments to ASC 820-10, Fair Value Measurements and Disclosures – Overall, for the fair value measurement of liabilities. ASU 2009-05 provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using certain techniques. ASU 2009-05 also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of a liability. ASU 2009-05 also clarifies that both a quoted price in an active market for the identical liability at the measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. Adoption of ASU 2009-05 did not have a material impact on the Company’s financial statements.

CHINA GINSENG HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2010 AND 2009

NOTE C – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Accounting Pronouncements (Continued)

Effective June 30, 2009, the Company adopted three accounting standard updates which were intended to provide additional application guidance and enhanced disclosures regarding fair value measurements and impairments of securities. They also provide additional guidelines for estimating fair value in accordance with fair value accounting. The first update, as codified in ASC 820-10-65, provides additional guidelines for estimating fair value in accordance with fair value accounting. The second accounting update, as codified in ASC 320-10-65, changes accounting requirements for other-than-temporary-impairment (OTTI) for debt securities by replacing the current requirement that a holder have the positive intent and ability to hold an impaired security to recovery in order to conclude an impairment was temporary with a requirement that an entity conclude it does not intend to sell an impaired security and it will not be required to sell the security before the recovery of its amortized cost basis. The third accounting update, as codified in ASC 825-10-65, increases the frequency of fair value disclosures. These updates were effective for fiscal years and interim periods ended after June 15, 2009. The adoption of these accounting updates did not have a material impact on the Company’s financial statements.

Effective June 30, 2009, the Company adopted a new accounting standard for subsequent events, as codified in ASC 855-10. The update modifies the names of the two types of subsequent events either as recognized subsequent events (previously referred to in practice as Type I subsequent events) or non-recognized subsequent events (previously referred to in practice as Type II subsequent events). In addition, the standard modifies the definition of subsequent events to refer to events or transactions that occur after the balance sheet date, but before the financial statements are issued (for public entities) or available to be issued (for nonpublic entities). The update did not result in significant changes in the practice of subsequent event disclosures, and therefore the adoption did not have a material impact on the Company’s financial statements.

Effective January 1, 2009, the Company adopted an accounting standard update regarding the determination of the useful life of intangible assets. As codified in ASC 350-30-35, this update amends the factors considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under intangibles accounting. It also requires a consistent approach between the useful life of a recognized intangible asset under prior business combination accounting and the period of expected cash flows used to measure the fair value of an asset under the new business combinations accounting (as currently codified under ASC 850). The update also requires enhanced disclosures when an intangible asset’s expected future cash flows are affected by an entity’s intent and/or Company’s financial statements.

Effective January 1, 2009, the Company adopted a new accounting standard update regarding business combinations. As codified under ASC 805, this update requires an entity to recognize the assets acquired, liabilities assumed, contractual contingencies, and contingent consideration at their fair value on the acquisition date. It further requires that acquisition-related costs be recognized separately from the acquisition and expensed as incurred; that restructuring costs generally be expensed in periods subsequent to the acquisition date; and that changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period be recognized as a component of provision for taxes. The adoption did not have a material impact on the Company’s financial statements.

CHINA GINSENG HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2010 AND 2009

NOTE D - PROPERTY AND EQUIPMENT

Property and equipment is comprised of the following at:
	June 30,
	2010	2009
Buildings and improvements	$1,539,557	$212,264
Vineyards	1,128,355	1,121,583
Machinery and equipment	657,766	653,819
Motor vehicles	60,519	60,156
Office equipment	24,555	23,435
	3,410,752	2,071,257
Less accumulated depreciation	847,435	690,010
	$2,563,317	$1,381,247
Reference is made to Note I - Note Payable – Building Purchase

Total Depreciation was $152,424 and $139,425 for the years ended June 30, 2010 and 2009, respectively.   Depreciation is recorded in the financial statements as follows:
	June 30,
	2010	2009
Depreciation expense	$35,692	$23,763
Capitalized inventory	116,690	104,001
Capitalized Ginseng crops	42	11,661
	$152,424	$139,425

Depreciation expense is included within Deprecation and amortization on the consolidated Statements of Operations.  Capitalized Inventory and Ginseng Crops are included within the respective balances on the consolidated Balance Sheets.

NOTE E –INVENTORY

Inventory is comprised of the following at:
	June 30,
	2010	2009
Fresh and dried harvested Ginseng	$13,290	$139,016
Raw materials	1,064,359	943,038
Operating supplies	41,893	70,231
	$1,119,542	$1,152,285

At June 30, 2010 and 2009 there were no shipments of Ginseng at customer locations awaiting inspection and approval that may be subject to invoicing.

NOTE F – GINSENG CROPS

The Company’s business, prior to June 30, 2009, was primarily to harvest and sell fresh and dried Ginseng.  The growth period takes approximately 6 years before harvest can commence and up to 8 years for improved harvest and seedling yields.  The Company is changing its business model to utilize the harvested Ginseng to manufacture Ginseng juice and other Ginseng beverages.  It plans to commence the juice operation in August 2010.  The Company plants selected areas each year and tracks the costs expended each year by planting area.  The Chinese government owns all the land in China. See Note P-Commitments and Contingencies.

CHINA GINSENG HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2010 AND 2009

NOTE F – GINSENG CROPS (CONTINUED)

Currently, the Company has land grants from the Chinese government for approximately 1,500 hectors of land (approximately 3,705 acres) to grow Ginseng which were awarded in April and May 2004.  These grants are for 20 years and the management of the Company believes that the grants will be renewed as the grants expire in different areas.  However, there are no assurances that the Chinese government will continue to renew these grants in the future. The planting of new Ginseng is dependent upon the Company’s cash flow and its ability to raise working capital.

During the past 5 years, the Company has planted approximately 518,000 square meters of land which represents approximately 3% of the total land grants.  The Company plans to plant over the next 5 years 420,000 square meters of Ginseng (2011-100,000 square meters, 2012-100,000 square meters, 2013-100,000 square meters, 2014-100,000 square meters and 2015-20,000 square meters).  At June 30, 2010, the Company has 208,182 square meters of Ginseng available for harvest and plans to harvest 11,132 square meters in 2010; 54,833 square meters in 2011 and 65,800 square meters in 2012 based upon their anticipated Ginseng feed stock requirements to produce the Ginseng juice beverages.

The Company bases it’s planting based upon its’ projected harvest needs and the long growth cycle of ginseng.   The Company has been holding its harvested ginseng crops for use in its ginseng drink.  Between the harvested ginseng and ginseng crops available to be harvested, the Company believes it has sufficient ginseng to produce its’ ginseng juice in sufficient quantities in the future.  The Company has developed its’ harvest plans for the lives of PRC grant period.  The Company has 10 to 15 years remaining on its’ leases.  In the future, the Company plans to negotiate extensions of these leases with the PRC Government or, if unsuccessful, attempt to obtain new leases.  If necessary, the Company will be able to purchase ginseng on the open market for use in its beverage.

An analysis of Ginseng crop costs is as follows for each of the applicable periods. :
	June 30,
	2010	2009
Beginning Crop Costs	$3,842,812	$3,584,142
Capitalized costs during year:
Fertilizer	-	9,269
Scaffolding	66,448	-
Drying costs	-	98,845
Field clearing and cultivation	48,061	10,986
Seedlings	-	5,058
Irrigation	-	54,996
Labor including farmer net costs	512,488	320,023
Freight	-	-
Depreciation	42	11,661
Other	1,026	(9,526)
	628,065	501,312
Less:
Cost of crops harvested	(225,176)	(236,442)
Adjustment to Ginseng crop write-downs for crops sold	(408,970)	(6,200)
	(634,146)	(242,642)
Ending Crop Costs	3,836,731	3,842,812
Less: Current portion	308,764	240,859
Non-Current Portion of Crop Costs	$3,527,967	$3,601,953

The cost of harvest is calculated by reference to the planting area and the detailed costs maintained for each planting area.  Based upon the square meters planted by area, a square meter cost is calculated and applied to the square meters harvested, rendering a cost of harvest.

For each financial reporting period, the Ginseng crop harvested is valued at net realizable value.  If the net realizable value is lower than carrying value, a write down is made for the difference.

The Company classifies the ginseng that it anticipates harvesting within the next year as current.  The remaining ginseng is classified as long term.

CHINA GINSENG HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2010 AND 2009

NOTE G – AGREEMENTS WITH FARMERS

The Company has executed agreements with a number of local farmers to grow, cultivate and harvest Ginseng utilizing the Company’s land grants.  The farming contracts commenced in January 2008.  In connection with these agreements, the Company (1) leases sections of the Ginseng land grants to the farmers at approximately $0.20 (1.5 RMB) per square meter per year, (2) provides the seeds and fertilizer to the farmers and clears the land of large debris. These costs are capitalized by the Company and included in the Ginseng Crop inventory, (3) pays the farmers a management fee of approximately $0.50 (4.00 RMB) per square meter per year and (4) the farmers are required to produce 2 kg of Ginseng for each square meter that they manage.  The company pays the farmers market price for their Ginseng.  If the harvest is below 2 kg per square meter, the difference will be deducted from the total payment for Ginseng purchased. If the harvest produces more than 2 kg per square meter, the Company pays approximately $3.00 for every extra kilo.

The Company has recorded a receivable from the farmers for the rental income of the leased Ginseng land grants of $157,665 and $105,110 at June 30, 2010 and 2009, respectively.  The Company has also recorded a long-term payable-farmers for the management fee due to the farmers. The liability at June 30, 2010 and 2009 was $420,440 and $280,293, respectively.  The receivable and liability balances for the respective areas will be settled at harvest time when the Company purchases the harvest at the current market value for Ginseng.

NOTE H – INTANGIBLE ASSETS

Intangible assets consist of the patent rights for Ginseng drinks. The cost and related amortization is as follows:
	June 30,
	2010	2009
Cost	$16,455	$16,270
Less accumulated amortization	(7,230)	(5,547)
	$9,225	$10,723

Amortization expense was $1,642 and $1,641 for the years ended June 30, 2010 and 2009, respectively.

NOTE I – LOAN PAYABLE TO FINANCIAL INSTITUTION

In 2002, the Company’s subsidiary, Tonghua Linyuan Grape Co. Limited, borrowed 2,000,000 RMB from Ji’an Farmer’s Credit Union at an interest rate of 7% per annum with a maturity date of April 1, 2004. The loan is secured by the Company’s property and equipment with carrying values of $76,938 and $76,477 at June 30, 2010 and 2009, respectively, and currently is in default. Interest has been paid on the loan through June 30, 2009 and accrued in subsequent periods. The loan balance at, June 30, 2010 and June 30, 2009 is $294,512 and $292,744, respectively.

NOTE J – NOTE PAYABLE – BUILDING PURCHASE

On March 2, 2010, the Company entered into an agreement with Meihekou Hang Yilk Tax Warehousing Logistics, an auctioneer, to purchase office and warehouse facilities.  The purchase price was $1,325,479 (RMB 9,000,000).  On June 24, 2010, the Company made payment of $73,804 (RMB 500,000) leaving a balance of $1,251,675 (RMB 8,500,000) which was to be paid by June 30, 2010.  As at the date of this report, the final payment has not been made in accordance with the agreement and the seller has the right to repossess the property and obtain an amount equivalent to 6 months rental expense for using the premises.

CHINA GINSENG HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2010 AND 2009

NOTE K - RELATED PARTY TRANSACTIONS

The Company had been financing its operations from loans from individuals, principally residents of China, who are deemed to be related parties because of their ownership interest in the Company (shareholders).  The individuals have loaned the Company funds which are interest free, have no specific repayment date, and are unsecured.  The funds received are evidenced by receipt of cash acknowledgments.  At June 30, 2010 and June 30, 2009 funds borrowed to fund the current operations of the Company were $755,311 and $675,943, respectively.  In accordance with FASB ASC 835-30, the Company has imputed an interest charge of $115,612 and $120,553.

At June 30, 2010 and 2009, the Company had receivables from related parties aggregating $23,475 and $12,874. These balances relate to unsettled travel advances.

NOTE L - STOCKHOLDERS’ EQUITY

The Company, through an informal private placement under Registration S to Chinese national investors, is attempting to sell 10,000,000 shares of its common stock at $0.25 per share.  During the period April 1, 2010 to June 30, 2010, the Company sold 2,378,750 shares and received $591,902 in cash.  As of this report date, the shares have not yet been issued but have been reflected in the accompanying financial statements as though they were issued.  See also Note S – Subsequent Events relating to additional sales of common stock.

NOTE M - WARRANT AGREEMENT

During the period August 2005 to October 2005, the Company issued 798,384 warrants in connection with a private placement.  The warrants vest immediately and are exercisable over a 5 year period.

The following summarizes the warrants issued in connection with the Company’s private placement:

	Warrants	Weighted Average
	Outstanding	Exercise Price

Balance, June 30, 2008	798,334	$0.39

Granted	-	-
Exercised	-	-
Cancelled	-	-
Balance, June 30, 2009	798,334	$0.39

Granted	-	-
Exercised	-	-
Cancelled	-	-
Balance, June 30, 2010	798,334	$0.39

CHINA GINSENG HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2010 AND 2009

NOTE M - WARRANT AGREEMENT (CONTINUED)

The fair value of the warrants at date of grant was $0.0245, which was computed using the Black-Scholes option pricing model based upon the weighted average assumptions of:

Risk free interest rate	4.80%
Volatility	16.79%
Expected life	2.5 years
Dividend yield	0%

At June 30, 2010 and 2009, the weighted average life of the above warrants was 0.22 years and 1.22 years, respectively.  The weighted average exercise price was $0.39 for all periods.

NOTE N – PROVISION FOR INCOME TAXES

Deferred income taxes are determined using the liability method for the temporary differences between the financial reporting basis and income tax basis of the Company’s assets and liabilities. Deferred income  taxes are measured based on the tax rates expected to be in effect in the Company’s tax return. Deferred tax assets and liabilities are recognized based on anticipated future tax consequences attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax bases.

Deferred tax assets consist of the following at:
	June 30,
	2010	2009
Timing difference related to inventory provisions	$130,189	$51,147
Net operating losses	350,000	233,150
Valuation allowance	(350,000)	(233,150)
Deferred tax asset	$130,189	$51,147

The deferred tax asset is the result of an inventory provision and related reserve of $843,000 (RMB 4,248,000 of which 2,130,310 RMB was recorded in 2010 and 2,117,776 RMB was recorded in 2009).  Under Chinese tax laws, the Company is not entitled to a deduction for the provision until the inventory is completely discarded. Accordingly, the liability has been recorded offset by a deferred tax asset representing a timing difference.

The Company has a net operating loss carry forward as follows:
	June 30,
	2010	2009
International (China)	$949,600	$676,100
United States	378,000	256,500
	$1,327,600	$932,600

The operating losses are available to offset future taxable income. The foreign (China) net operating loss carryforwards can only be carried forward for five years and will commence expiring in the year 2013.  The Company does not file a consolidated tax return in China. Therefore, the profitability of the individual Chinese companies will determine the utilization of the carryforward losses. The U.S. carryforward losses are available to offset future taxable income for the succeeding 20 years and commence expiring in the year 2027.

CHINA GINSENG HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2010 AND 2009

NOTE N – PROVISION FOR INCOME TAXES (CONTINUED)

The components of income before taxes are as follows:
	For the Year Ended
	June 30,
	2010	2009
United States	$(121,472)	$(135,163)
International (China)	(507,680)	59,403
	$(629,152)	$(75,760)

The provision for income taxes consists of the following:
	For the Year Ended
	June 30,
	2010	2009
United States	-	-
International (China)	$19,575	$46,868
	$19,575	$46,868

A reconciliation of the Company’s effective tax rate as a percentage of income before taxes and Federal statutory rate for the years ended June 30, 2010 and 2009, respectively, are as follows:

	June 30,
	2010	2009
Federal statutory rate	(34.0)%	(34.0)%
State income taxes, net of federal benefit	3.3	3.3
Valuation allowance	61.3	65.1
Earnings taxed at other than United States statutory rate	9.0	9.0
Effective tax rate	39.6%	43.4%

NOTE O – FAIR VALUE MEASUREMENTS

The Company follows ASC 820 which defines fair value, provides a consistent framework for measuring fair value under generally accepted accounting principles and expands fair value financial statement disclosure requirements.  ASC 820’s valuation techniques are based on observable and unobservable inputs.  Observable inputs reflect readily obtainable data from independent sources, while unobservable inputs reflect our market assumptions.

ASC 820 classifies these inputs into the following hierarchy:

Level 1 inputs:	Quoted prices for identical instruments in active markets.

Level 2 inputs:
Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 inputs:	Instruments with primarily unobservable value drivers.

CHINA GINSENG HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2010 AND 2009

NOTE P – COMMITMENTS AND CONTINGENCIES

The Company has a three year employment contract with the Chief Executive Officer expiring on January 1, 2011 aggregating $8,782 per year.

The Company has a three contract with the Chief Financial Officer and the Chief Marketing Officer expiring on February 11, 2011 aggregating $22,131 per year.

The Company has a three year employment contract with a staff accountant expiring on March 1, 2012 aggregating $3,162 per year.

The Company has a three year employment contract with five office employees expiring on January 1, 2011 aggregating $15,458 per year.

The Company has a three year employment contract with the President of the Company expiring on March 20, 2012 aggregating $17,564 per year.

The Company has a one year lease for its corporate offices in China aggregating $5,572 of which one half was due on signing on November 25, 2009 and the remaining balance to be paid on May 1, 2010.

The Company has a lease for office facilities related to its Tonghua Linyuan Grape Co. Limited facilities aggregating $1,760 per year.  The lease expires January 1, 2022.

The Chinese government owns all the land in China. Currently, the Company has grants from the Chinese government for approximately 1,500 hectors of land (3,705 acres) to grow Ginseng. These grants are for 20 years. There is no assurance that the Chinese government will continue to renew these grants in the future.

The Company has a 15 year lease with the Representative of Group One Farmer, Si’An City, Qingshi, Qingshi Town, Qingshi Village, China to lease 750 acres to grow and harvest grapes.  The lease expires December 31, 2014. The annual lease fee is 187,500 RMB or approximately $29,600 per year to lease the acreage.  The Company believes that the lease will be renewed.

Rent expense for the year ended June 30, 2010 and 2009, respectively was $10,646 and $1,752, respectively.

NOTE Q – CONCENTRATIONS

In the year ended June 30, 2010, one customers accounted for 23% of revenues and a three other customers accounted for approximately 50% of revenues.

In the year ended June 30, 2009, one customer accounted for approximately 44% of revenues and two other customers accounted for approximately 22% of revenues.

Additionally, one customer accounted for 53% and 59% of accounts receivable for the years ended June 30, 2010 and 2009, respectively.

CHINA GINSENG HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2010 AND 2009

NOTE R – OPERATING SEGMENTS

The Company presently organizes its business into two reportable farming segments: (1) the cultivation and harvest of Ginseng for the production of Ginseng beverages and (2) the cultivation and harvest of grapes for the eventual production of wine and grape juice.

The Company’s reportable business segments are strategic business units that offer different products.  Each segment is managed separately because they require different productions techniques and market to different classes of customers.

Year ended June 30, 2010:

	Parent Company	Ginseng	Wine	Total
Revenues	$-	$678,062	$58,589	$736,651
Net loss	(369,897)	(205,753)	(73,077)	(648,727)
Total Assets	146,604	5,783,064	2,157,335	8,087,003

Other significant items:
Depreciation and amortization	62	23,640	13,632	37,334
Interest expense	115,612	-	25,955	141,567
Expenditures for assets	-	1,325,479		1,325,479

Year ended June 30, 2009
	Parent Company	Ginseng	Wine	Total
Revenues	$-	$1,297,575	-	$1,297,575
Net income (loss)	(255,716)	195,739	(62,651)	(122,628)
Total Assets	44,549	4,578,191	2,155,787	6,778,527

Other significant items:
Depreciation and amortization	-	24,328	1,075	25,403
Interest expense	120,553	95	27,136	147,784
Expenditures for assets	-	542	-	542

The interest expense of $115,612 and $120,553 for the years ended June 30, 2010 and 2009, respectively, represents the imputed interest on shareholders loans.

NOTE S – SUBSEQUENT EVENTS

The Company has an informal private placement under Registration S agreement whereby the Company is trying to sell 10,000,000 shares of its common stock at $0.25 per share. Since July 1, 2010 to October 31, 2010, the Company has sold an additional 1,343,676 shares at $0.25 per share totaling $335,919 received in cash.

Subsequent events were assessed through November 10, 2010, the date the financial statements and accompanying registration statements were filed with the Securities and Exchange Commission.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None

Item 15. Financial Statements and Exhibits.

(a) List separately all financial statements filed as part of the registration statement.

Financial Statements as of June 30, 2010 and 2009, and the results of operations and cash flows for the years ended June 30, 2010 and 2009

(b) Exhibits

Item 2

1.	Yanbian Huaxing Ginseng Industry Co. Ltd Acquisition Agreement

2.	Meihekou City Ginseng Company, Ltd. [now known as Jilin Ganzhi Ginseng Products Co. Ltd.] Acquisition Agreement

3.	Tonghua Linyuan Grape Planting Co. Acquisition Agreement

Item 3

1	Articles of Incorporation of China Ginseng Holdings, Inc.

2	By-laws of China Ginseng Holdings, Inc.

Item 4

1	Form of common stock Certificate of the China Ginseng Holdings, Inc. (1)

Item 10

1	Employment Agrement – Ren

2	Employment Agrement – Liu

3	Employment Agrement - Zhang

4	Employment Agrement - Cai

5	Form of Farmer Agreement

6	Land Rental Agreement

7	Ermu Forestry approval

8	Drink formula for our ginseng beverages registered patent

9	GMP Health Food Certificate for Jilin Ganzhi Beverage Company

10	Ganzhi Ginseng Beverage approval No. SFDA G20090249

11	Ganzhi American Ginseng Beverage approval No. SFDA G20090208

12	Certificate of Approval issued by the Chinese government certifying Yanbian as a Foreign-Owned Enterprise *

13	Production Agreement with Tonghua *

14	Form of Ginseng Distribution Agreement *

15	Loan Agreement with Ji’An Qingshi Credit Cooperatives *

16	Purchase Contract for Juice Production Factory *

17	Terms of Verbal Agreement with Ji’An Qingshi Credit Cooperatives *

18.	Description of Oral Amendment of Purchase Agreement*

Item 21

1	Governing Documents - Jinlin Huamei Beverage Co. Ltd

2	Governing Documents - Jilin Ganzhi Ginseng Products Co. Ltd. (“Ganzhi”)

3	Governing Documents - Tonghua Linyuan Grape Planting Co.

4	Governing Documents - Yanbian Huaxing Ginseng Industry Co. Limited

* filed herewith

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement on Form 10/A  to be signed on its behalf by the undersigned, thereunto duly authorized.

China Ginseng Holdings, Inc.

Date: February 8, 2011	By:	/s/ Liu Changzhen
Liu Changzhen, Chairman of the Board